ARS
PE 12/31/01

Penns Woods Bancorp, Inc.

2001 ANNUAL REPORT AND FORM 10-K

BUSINESS OF PENNS WOODS BANCORP, INC.

Penns Woods Bancorp, Inc. is a bank holding company incorporated on January 7, 1983, under the Pennsylvania Business Corporation Law.

Jersey Shore State Bank, the principal subsidiary of Penns Woods Bancorp, Inc., is a full-service commercial bank offering a wide range of commercial and consumer banking services to individual, business, public and institutional customers.

Currently, Jersey Shore State Bank operates ten banking offices in Jersey Shore, Duboistown, Williamsport, Montgomery, Mill Hall, Lock Haven, Spring Mills, Centre Hall and Zion, as well as a Financial Center in State College.

MISSION STATEMENT

Jersey Shore State Bank is a locally owned, independent, community bank with emphasis on servicing the needs of consumers and small to medium size businesses at a profit, thereby enhancing shareholder value through a professionally-trained and dedicated staff with sound financial resources. We are committed to community leadership and growth.

TABLE OF CONTENTS

To our Shareholders

Dear Shareholder:

Building on our Solid Foundation

Penns Woods Bancorp, Inc. has a strong foundation of employees, shareholders and customers, and we consistently build upon that foundation to produce exceptional results, year after year.

Solid Growth

We followed a solid performance in 2000 with an outstanding year in 2001. Net earnings for 2001 of $7,742,000, were 17.91% higher than the net earnings in 2000. Earnings per share increased from $2.10 in 2000 to $2.53 in 2001. This year, operating earnings of $7,060,000 were 10.50% over 2000 topping our previous best. Part of this increase resulted from tapping our own most valuable resource, our employees. An employee run Profit Enhancement Program (PEP) was started in 2001 to help us discover ideas to make the company more profitable. The program results have shown us that, many times the best ideas are right in front of us, inside the people who already helped to make this company successful.

Growth without sacrificing performance is an important goal of any successful business and has always been a key objective of Penns Woods Bancorp, Inc. Return on average equity was 14.38% for 2001 compared to 13.77% for 2000. Total assets at December 31, 2001 were $424,810,000, a 7.57% increase over 2000. Recognition of our success is always rewarding, the company's return on average assets of 1.95%, an increase from 1.74% in 2000, helped Penns Woods Bancorp, Inc. receive recognition from the American Banker newspaper as the thirteenth best performing publicly traded banking company in the country.

We celebrated the first anniversary of our acquisition of The Comprehensive Financial Group in October 2001. Our expansion into the securities brokerage and insurance services industry has been a rewarding experience that has added to the company's bottom line.

Growing Value

Building shareholder value is the reason behind the decisions we make for the company. For the 30th consecutive year Penns Woods Bancorp, Inc. increased the regular cash dividend paid to shareholders. Dividends paid to shareholders in 2001 totaled $1.22, an increase of 10.90% from 2000. On November 15, 2001, PWOD was listed for the first time on the NASDAQ National Market. A NASDAQ listing will benefit shareholders by giving the stock a higher profile and creating a positive image of Penns Woods Bancorp, Inc. and Jersey Shore State Bank.

Continuing to Grow

In 2001 we relocated and expanded the State College Mortgage Loan Center to become the Jersey Shore State Bank Financial Center. Plans are in place to open a new full-service branch in the State College Wal-Mart Super Center in late spring 2002.

It is nice to sit back and admire our past results and accolades but to be successful we must continue to improve on our strong foundation that we have been building for over 65 years.

Sincerely,

Ronald A. Walko
President and Chief Executive Officer

Theodore H. Reich
Chairman of the Board

Three Year Financial Highlights

YEAR-END DEPOSITS
In Millions of Dollars



$400
300
200
100
0
256
278
305
'99
'00
'01

YEAR-END LOANS
In Millions of Dollars



$400
300
200
100
0
231
245
252
'99
'00
'01

DILUTED EARNINGS PER SHARE



$4.00
3.00
2.00
1.00
0
2.30
2.10
2.53
'99
'00
'01

DIVIDENDS PER SHARE



$ 2.00
1.50
1.00
0.50
0.00
1.01
1.10
1.22
'99
'00
'01

RETURN ON AVERAGE ASSETS
Percent



3.00
2.00
1.00
0.00
1.99
1.74
1.95
'99
'00
'01

RETURN ON AVERAGE EQUITY
Percent



25.00
20.00
15.00
10.00
5.00
0.00
14.96
13.77
14.38
'99
'00
'01

Report of Independent Certified Public Accountants

SNODGRASS
Certified Public Accountants and Consultants

The Board of Directors and Shareholders
Penns Woods Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of Penns Woods Bancorp, Inc. and subsidiaries, as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penns Woods Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

S.R. Snodgrass, A.C.

Wexford, PA
February 15, 2002

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

Consolidated Balance Sheet

December 31, 2001 and 2000

	(IN THOUSANDS)	
	2001	2000
ASSETS:		
Cash and due from banks	$ 14,844	$ 15,318
Securities available for sale	131,985	113,044
Securities held to maturity (market value of $1,312 and $3,261)	1,302	3,228
Loans held for sale	3,993	1,688
Loans, net of unearned discount	251,623	244,798
Less: Allowance for loan losses	2,927	2,879
Loans, net	248,696	241,919
Bank premises and equipment, net	4,478	4,727
Accrued interest receivable	2,685	2,581
Bank owned life insurance	8,126	2,353
Other assets	8,701	10,055
TOTAL	$ 424,810	$ 394,913
LIABILITIES:		
Interest-bearing deposits	$ 249,873	$ 230,666
Noninterest-bearing deposits	55,277	47,468
TOTAL DEPOSITS	305,150	278,134
Short-term borrowings	19,105	31,021
Other borrowings	41,778	31,778
Accrued interest payable	1,190	1,452
Other liabilities	2,335	2,014
TOTAL LIABILITIES	369,558	344,399
SHAREHOLDERS' EQUITY:		
Common stock, par value $10; 10,000,000 shares authorized 3,131,644 and 3,130,844 shares issued	31,316	31,308
Additional paid-in capital	18,230	18,214
Retained earnings	6,987	2,974
Accumulated other comprehensive gain (loss)	1,729	(810)
Treasury stock, at cost 92,054 and 33,551	(3,010)	(1,172)
TOTAL SHAREHOLDERS' EQUITY	55,252	50,514
TOTAL	$ 424,810	$ 394,913

See Accompanying Notes to the Consolidated Financial Statements.

Consolidated Statement of Income

For the Years Ended December 31, 2001, 2000, and 1999

	(IN THOUSANDS EXCEPT PER SHARE DATA)		
	2001	2000	1999
INTEREST INCOME:			
Interest and fees on loans	$ 21,919	$ 21,570	$ 19,990
Interest and dividends on investments:			
Taxable interest	3,112	3,954	3,689
Tax-exempt interest	3,066	2,205	1,664
Dividends	639	725	687
TOTAL INTEREST INCOME	28,736	28,454	26,030
INTEREST EXPENSE:			
Interest on deposits	9,657	9,165	7,898
Interest on short-term borrowings	903	1,866	1,197
Interest on other borrowings	1,921	1,747	1,423
TOTAL INTEREST EXPENSE	12,481	12,778	10,518
NET INTEREST INCOME	16,255	15,676	15,512
PROVISION FOR LOAN LOSSES	372	286	286
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	15,883	15,390	15,226
OTHER INCOME:			
Service charges	1,565	1,357	1,186
Securities gains, net	1,033	269	1,946
Other operating income	1,686	732	395
TOTAL OTHER INCOME	4,284	2,358	3,527
OTHER EXPENSES:			
Salaries and employee benefits	5,308	5,004	4,860
Occupancy expense, net	769	741	673
Furniture and equipment expense	734	756	687
Other operating expenses	3,636	3,062	3,119
TOTAL OTHER EXPENSES	10,447	9,563	9,339
INCOME BEFORE INCOME TAX PROVISION	9,720	8,185	9,414
INCOME TAX PROVISION	1,978	1,619	2,224
NET INCOME	$ 7,742	$ 6,566	$ 7,190
EARNINGS PER SHARE – BASIC	$ 2.53	$ 2.10	$ 2.30
EARNINGS PER SHARE – DILUTED	$ 2.53	$ 2.10	$ 2.30

See Accompanying Notes to the Consolidated Financial Statements.

Consolidated Statement of Changes In Shareholders' Equity

For the Years Ended December 31, 2001, 2000 and 1999

(IN THOUSANDS EXCEPT PER SHARE DATA)

	...COMMON STOCK...		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)	TREASURY STOCK	TOTAL SHAREHOLDERS' EQUITY
	SHARES	AMOUNT					
Balance, December 31, 1998	2,840,823	$ 28,409	$ 4,768	$ 11,975	$ 4,958	$ (214)	$ 49,896
Ten percent stock dividend	283,393	2,833	13,320	(16,153)			—
Comprehensive Loss:							
Net income				7,190			7,190
Unrealized loss on securities, net of reclassification adjustments and tax benefit of $4,062					(7,885)		(7,885)
Total comprehensive loss							(695)
Dividends declared, $1.01				(3,178)			(3,178)
Stock options exercised	4,116	41	77				118
Treasury stock acquired, 1,304 shares						(56)	(56)
Balance, December 31, 1999	3,128,332	31,283	18,165	(166)	(2,927)	(270)	46,085
Comprehensive Income:							
Net income				6,566			6,566
Unrealized gain on securities, net of reclassification adjustments and tax of $1,091					2,117		2,117
Total comprehensive income							8,683
Dividends declared, $1.10				(3,426)			(3,426)
Stock options exercised	2,512	25	49				74
Treasury stock acquired, 28,591 shares						(902)	(902)
Balance, December 31, 2000	3,130,844	$ 31,308	$ 18,214	$ 2,974	$ (810)	$ (1,172)	$ 50,514
Comprehensive Income:							
Net income				7,742			7,742
Unrealized gain on securities, net of reclassification adjustments and tax of $1,308					2,539		2,539
Total comprehensive income							10,281
Dividends declared, $1.22				(3,729)			(3,729)
Stock options exercised	800	8	16				24
Treasury stock acquired, 58,503 shares						(1,838)	(1,838)
Balance, December 31, 2001	3,131,644	$ 31,316	$ 18,230	$ 6,987	$ 1,729	$ (3,010)	$ 55,252

Components of comprehensive income (loss):	2001	2000	1999
Change in net unrealized gain (loss) on investments available for sale	$ 3,221	$ 2,295	$ (6,601)
Realized gains included in net income, net of tax $351, $91 and $662	(682)	(178)	(1,284)
Total	$ 2,539	$ 2,117	$ (7,885)

See Accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
		(IN THOUSANDS)	
OPERATING ACTIVITIES:			
Net income	$ 7,742	$ 6,566	$ 7,190
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	489	551	512
Provision for loan losses	372	286	286
Accretion and amortization of investment security discounts and premiums	(843)	(610)	(156)
Securities gains, net	(1,033)	(269)	(1,946)
Loss (gain) on sale of foreclosed assets	(18)	29	(6)
Decrease (increase) in all other assets	(731)	283	(995)
Increase (decrease) in all other liabilities	59	309	(121)
Net cash provided by operating activities	6,037	7,145	4,764
INVESTING ACTIVITIES:			
Investment securities available for sale:			
Proceeds from sales	22,156	53,301	48,123
Proceeds from calls and maturities	12,765	6,142	7,137
Purchases	(48,151)	(57,973)	(78,020)
Investment securities held to maturity:			
Proceeds from calls and maturities	1,963	58	2,090
Purchases	(25)	(273)	(25)
Net increase in loans	(9,453)	(12,893)	(17,502)
Acquisition of bank premises and equipment	(323)	(390)	(662)
Proceeds from the sale of foreclosed assets	592	168	80
Purchase of Bank Owned Life Insurance	(5,589)	(1,298)	(4)
Acquisition of a subsidiary	–	(3,321)	–
Net cash used in investing activities	(26,065)	(16,479)	(38,783)
FINANCING ACTIVITIES:			
Net increase in interest-bearing deposits	19,208	18,138	1,627
Net increase in noninterest-bearing deposits	7,808	4,423	812
Net increase (decrease) in short-term borrowings	(11,916)	(10,620)	30,418
Proceeds from other borrowings	10,000	5,000	5,000
Repayment of other borrowings	–	(500)	(500)
Dividends paid	(3,729)	(3,426)	(3,178)
Stock options exercised	21	65	40
Purchase of treasury stock	(1,838)	(902)	(23)
Net cash provided by financing activities	19,554	12,178	34,196
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(474)	2,844	177
CASH AND CASH EQUIVALENTS, BEGINNING	15,318	12,474	12,297
CASH AND CASH EQUIVALENTS, ENDING	$ 14,844	$ 15,318	$ 12,474

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

The company paid approximately $12,743,000, $12,449,000, and $10,606,000 in interest on deposits and other borrowings during 2001, 2000, and 1999, respectively.

The Company made income tax payments of approximately $2,136,000, $2,008,000, and $1,972,000 during 2001, 2000, and 1999, respectively.

Transfers from loans to foreclosed assets held for sale amounted to approximately $493,000, $294,000, and $102,000 in 2001, 2000, and 1999, respectively.

See Accompanying Notes to the Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE A — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Penns Woods Bancorp, Inc. and its wholly-owned subsidiaries, Jersey Shore State Bank (the "Bank"), Woods Real Estate Development Co., Inc., Woods Investment Company, Inc. and The M Group Inc. D/B/A The Comprehensive Financial Group ("The M Group"), a wholly-owned subsidiary of the Bank (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated.

Nature of Business

The Bank engages in a full-service commercial banking business, making available to the community a wide range of financial services including, but not limited to, installment loans, credit cards, mortgage and home equity loans, lines of credit, construction financing, farm loans, community development loans, loans to nonprofit entities and local government loans and various types of time and demand deposits including, but not limited to, checking accounts, savings accounts, clubs, money market deposit accounts, certificates of deposit and IRAs. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the extent provided by law.

The financial services are provided by the bank to individuals, partnerships, non-profit organizations and corporations through its ten offices and Financial Center located in Clinton, Lycoming, and Centre Counties, Pennsylvania.

Woods Real Estate Development Co., Inc. engages in real estate transactions on behalf of Penns Woods Bancorp, Inc. and the Bank.

Woods Investment Company, Inc. is engaged in investing activities.

The M Group engages in securities brokerage and insurance activities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired through, or in lieu of, foreclosure on settlement of debt.

Investment Securities

Investment securities are classified as held to maturity, available for sale, or trading.

Securities held to maturity include bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost.

Trading account securities are recorded at their fair values. Unrealized gains and losses on trading account securities are included in other income. The Company has no trading account securities as of December 31, 2001 or 2000.

Available for sale securities consist of bonds, notes, debentures, and certain equity securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of shareholders' equity until realized.

Gains and losses on the sale of all securities are determined using the average cost method.

Declines in the fair value of individual securities held to maturity and available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value and are included in earnings as realized losses.

Premiums and discounts on all securities are recognized in interest income using the interest method over the period to maturity.

The fair value of investments and mortgage-backed securities, except certain state and political securities, is estimated based on bid prices published in financial newspapers bid quotations received from securities dealers or in the case of equity securities, the closing price of the day as listed on the Internet. The fair value of certain state and political securities is not readily available through market sources other than dealer quotations, fair value estimates are then based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Loans

Loans are stated at the principal amount outstanding, net of unearned discount, unamortized loan fees and costs, and the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. The Company's general policy has been to stop accruing interest on loans when it is determined a reasonable doubt exists as to the collectibility of additional interest. Income is subsequently recognized only to the extent that cash payments are received provided the loan is not delinquent in payment and, in management's judgement, the borrower has the ability and intent to make future principal payments.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are carried at the lower of fair value minus estimated costs to sell or cost. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other expenses.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the related assets. Costs incurred for routine maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Income Taxes

Deferred tax assets and liabilities result from temporary differences in financial and income tax methods of accounting, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options are adjusted in the denominator.

Stock Options

The Company maintains a stock option plan for the Directors, officers and employees. When the exercise price of the Company's stock options is greater than or equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been recognized based on the fair value of the stock options granted under the plan.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Shareholders' Equity.

Cash Flows

The Company utilizes the net reporting of cash receipts and cash payments for deposit and lending activities.
The Company considers amounts due from banks as cash equivalents.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 141, *Business Combinations,* effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests methods. The adoption of FAS No. 141 is not expected to have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued FAS No. 142, *Goodwill and Other Intangible Assets* effective for fiscal years beginning after December 15, 2001. The statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. At December 31, 2001, the Company has goodwill of approximately $3.0 million from past business combinations that will be evaluated for impairment prospectively.

In August 2001, the FASB issued FAS No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business. FAS No.144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have material effect on the Company's financial statements.

NOTE B - PER SHARE DATA

There are no convertible securities which, would affect the numerator in calculating basis and dilutive earnings per share, therefore net income as presented on the consolidated statement of income will be used as the numerator. The following table sets forth the composition of the weighted average common shares (denominator) used in the basic and dilutive per share computation.

	2001	2000	1999
Weighted average common shares outstanding	3,130,846	3,130,178	3,125,292
Average treasury stock shares	(65,532)	(10,638)	(3,879)
Weighted average common shares and common stock equivalents used to calculate basic earnings per share	3,065,314	3,119,540	3,121,413
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	2,037	—	8,682
Weighted average common shares and common stock equivalents used to calculate diluted earnings per share	3,067,351	3,119,540	3,130,095

Options to purchase 20,350 shares of common stock at prices from $42.00 to $53.18 were outstanding during 2001, 30,350 shares at prices from $32.63 to $53.18 were outstanding during 2000, and 9,900 shares at a price of $53.18 were outstanding during 1999, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

NOTE C - CASH AND DUE FROM BANKS

Banks are required to maintain reserves consisting of vault cash and deposit balances with the Federal Reserve Bank in their district. The reserves are based on deposit levels during the year and account activity and other services provided by the Federal Reserve Bank. Average daily currency, coin and cash balances with the Federal Reserve Bank needed to cover reserves against deposits for 2001 ranged from $0 to $2,459,000. For 2000, these balances ranged from $0 to $1,972,000. Average daily cash balances with the Federal Reserve Bank required to cover services provided to the Bank amounted to $800,000 throughout 2001 and 2000. Total balances restricted at December 2001 and 2000, respectively, were $1,523,000 and $4,819,000.

NOTE D - INVESTMENT SECURITIES

The amortized cost of investment securities and their approximate fair values at December 31, 2001 and 2000 were as follows (in thousands):

DECEMBER 31, 2001

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Securities available for sale:				
Equity securities	$ 21,138	$ 2,911	$ (1,956)	$ 22,093
U.S. Government and agency securities	25,851	130	(161)	25,820
State and political securities	81,559	2,494	(797)	83,256
Other debt securities	817	3	(4)	816
	$ 129,365	$ 5,538	$ (2,918)	$ 131,985
Securities held to maturity:				
U.S. Government and agency securities	$ 196	$ 7	$ —	$ 203
State and political securities	796	23	(20)	799
Other debt securities	310	—	—	310
	$ 1,302	$ 30	$ (20)	$ 1,312

DECEMBER 31, 2000

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Securities available for sale:				
Equity securities	$ 19,954	$ 1,917	$ (2,538)	$ 19,333
U.S. Government and agency securities	26,644	247	(25)	26,866
State and political securities	66,565	1,162	(1,978)	65,749
Other debt securities	1,108	3	(15)	1,096
	$ 114,271	$ 3,329	$ (4,556)	$ 113,044
Securities held to maturity:				
U.S. Government and agency securities	$ 206	$ 1	$ —	$ 207
State and political securities	2,712	39	(7)	2,744
Other debt securities	310	—	—	310
	$ 3,228	$ 40	$ (7)	$ 3,261

The amortized cost and fair value of debt securities at December 31, 2001, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	SECURITIES HELD TO MATURITY		SECURITIES AVAILABLE FOR SALE	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 60	$ 60	$ 2,200	$ 2,231
Due after one year to five years	400	407	5,249	5,303
Due after five years to ten years	100	100	332	356
Due after ten years	742	745	100,446	102,002
	$ 1,302	$ 1,312	$ 108,227	$ 109,892

Total gross proceeds from sales of securities available for sale, were $22,156,000, $53,301,000, and $48,123,000 for 2001, 2000 and 1999, respectively. The following table represents gross realized gains and gross realized losses on those transactions (in thousands):

	2001	2000	1999
Gross realized gains:			
U.S. Government and agency securities	$ 133	$ 36	$ 128
State and political securities	20	170	364
Equity securities	1,226	1,577	2,104
	$ 1,379	$ 1,783	$ 2,596
Gross realized losses:			
U.S. Government and agency securities	$ 13	$ 731	$ 416
State and political securities	149	30	26
Equity securities	184	753	181
Other debt securities	—	—	27
	$ 346	$ 1,514	$ 650

Investment securities with a carrying value of approximately $36,539,000 and $32,859,000 at December 31, 2001 and 2000, respectively, were pledged to secure certain deposits, security repurchase agreements, and for other purposes as required by law.

There is no concentration of investments that exceed ten percent of shareholders' equity for any individual issuer, excluding those guaranteed by the U.S. Government.

NOTE E - LOANS

Major loan classifications are summarized as follows (in thousands):

	DECEMBER 31, 2001				
	CURRENT	PAST DUE 30 TO 90 DAYS	PAST DUE 90 DAYS OR MORE	NON-ACCRUAL	TOTAL
Commercial and agricultural	$ 22,233	$ 334	$ 36	$ 26	$ 22,629
Real estate mortgage:					
Residential	136,361	3,311	296	255	140,223
Commercial	64,051	2,712	—	—	66,763
Construction	4,042	35	—	—	4,077
Installment loans to individuals	17,583	342	6	—	17,931
	$ 244,270	$ 6,734	$ 338	$ 281	$ 251,623
Less: Allowance for loan losses	2,927				2,927
Loans, net	$ 241,343				$ 248,696

	DECEMBER 31, 2000				
	CURRENT	PAST DUE 30 TO 90 DAYS	PAST DUE 90 DAYS OR MORE	NON-ACCRUAL	TOTAL
Commercial and agricultural	$ 26,001	$ 241	$ —	$ 229	$ 26,471
Real estate mortgage:					
Residential	128,844	2,366	22	168	131,400
Commercial	59,586	885	—	151	60,622
Construction	4,522	—	—	226	4,748
Installment loans to individuals	21,252	297	5	3	21,557
	$ 240,205	$ 3,789	$ 27	$ 777	$ 244,798
Less: Allowance for loan losses	2,879				2,879
Loans, net	$ 237,326				$ 241,919

Loans on which the accrual of interest has been discontinued or reduced amounted to approximately $281,000 and $777,000 at December 31, 2001 and 2000, respectively. If interest had been recorded at the original rate on those loans, such income would have approximated $28,000, $86,000, and $48,000 for the years ended December 31, 2001, 2000, and 1999, respectively. Interest income on such loans, which is recorded as received, amounted to approximately $19,000, $45,000, and $38,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Transactions in the allowance for loan losses are summarized as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Balance, beginning of year	$ 2,879	$ 2,823	$ 2,681
Provision charged to operations	372	286	286
Loans charged off	(358)	(269)	(176)
Recoveries	34	39	32
Balance, end of year	$ 2,927	$ 2,879	$ 2,823

The Company had no concentration of loans to borrowers engaged in similar businesses or activities which exceed five percent of total assets at December 31, 2001 or December 31, 2000.

The Company grants commercial, industrial, residential, and installment loans to customers throughout Northcentral Pennsylvania. Although the Company has a diversified loan portfolio at December 31, 2001 and 2000, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions within this region.

NOTE F - BANK PREMISES AND EQUIPMENT

Bank premises and equipment are summarized as follows (in thousands):

	December 31,	
	2001	2000
Land	$ 566	$ 566
Bank premises	4,668	4,630
Furniture and equipment	5,292	5,129
Leasehold improvements	834	795
Total	11,360	11,120
Less accumulated depreciation	6,882	6,393
Net	$ 4,478	$ 4,727

Depreciation expense for the years ended 2001, 2000 and 1999 was $489,000, $551,000, and $512,000, respectively.

NOTE G - DEPOSITS

Time deposits of $100,000 or more totaled approximately $32,646,000 on December 31, 2001 and $31,148,000 on December 31, 2000. Interest expense related to such deposits was approximately $1,913,000, $1,571,000, and $1,242,000 for the years ended December 31, 2001, 2000, and 1999, respectively. These time deposits at December 31, 2001 mature as follows: 2002 - $27,248,000; 2003 - $3,106,000; 2004 - $1,116,000; 2005 - $676,000 beyond 2006 - $500,000.

NOTE H - SHORT-TERM BORROWINGS

Short-term borrowings consist of federal funds purchased, securities sold under agreements to repurchase, and FHLB advances which generally represent overnight or less than 30-day borrowings. The outstanding balances and related information for short-term borrowings are summarized as follows (in thousands):

	2001	2000
Federal Home Loan Bank:		
Balance at year end	$ —	$ —
Maximum amount outstanding at any month end	$ —	$ 2,000
Average balance outstanding during the year	$ —	$ 1,394
Weighted-average interest rate:		
At year end	—	—
Paid during the year	—	6.45%
Open Repo Plus:		
Balance at year end	$ 8,830	$ 15,610
Maximum amount outstanding at any month end	$ 16,861	$ 20,970
Average balance outstanding during the year	$ 4,425	$ 14,009
Weighted-average interest rate:		
At year end	1.20%	6.63%
Paid during the year	3.48%	6.49%
Repurchase Agreements:		
Balance at year end	$ 10,275	$ 15,411
Maximum amount outstanding at any month end	$ 18,825	$ 20,724
Average balance outstanding during the year	$ 15,697	$ 16,410
Weighted-average interest rate:		
At year end	3.76%	5.64%
Paid during the year	4.77%	5.29%

NOTE I - OTHER BORROWINGS

Other borrowings are comprised of advances from the FHLB. A schedule of other borrowings by maturity as of December 31, 2001 and 2000 is summarized as follows (in thousands):

Description	Maturity		Interest Rate	2001	2000
Convertible Select Advance	April 7, 2008	(1)	5.54%	$ 10,000	$ 10,000
Convertible Select Advance	June 16, 2008	(2)	5.56%	10,000	10,000
Convertible Select Advance	February 26, 2009	(3)	5.06%	5,000	5,000
Convertible Select Advance	August 10, 2010	(4)	6.65%	5,000	5,000
Convertible Select Advance	October 15, 2011	(5)	4.72%	5,000	—
FHLB Borrowing	October 17, 2011		6.92%	500	500
Convertible Select Advance	November 5, 2011	(6)	4.25%	5,000	—
FHLB Borrowing	June 24, 2013		5.87%	528	528
FHLB Borrowing	May 25, 2015		6.92%	750	750
Total				$ 41,778	$ 31,778

The Bank maintains a credit arrangement, which includes a revolving line of credit with FHLB. Under this credit arrangement, the Bank has a remaining borrowing capacity of approximately $78,888,000 at December 31, 2001, is subject to annual renewal, and typically incurs no service charges. Under terms of a blanket agreement, collateral for the FHLB borrowings must be secured by certain qualifying assets of the Bank which consist principally of first mortgage loans.

(1) The FHLB has the option to convert this interest rate to an adjustable rate based on the three month LIBOR at the five-year anniversary date of the borrowings origination, which will occur in the third quarter of 2003.

(2) The FHLB has the option to convert this interest rate to an adjustable rate based on the three month LIBOR at the five-year anniversary date of the borrowings origination, which will occur in the second quarter of 2003.

(3) The FHLB has the option to convert this interest rate to an adjustable rate based on the three month LIBOR at the five-year anniversary date of the borrowings origination, which will occur in the first quarter of 2004.

(4) The FHLB has the option to convert this interest rate to an adjustable rate based on the three month LIBOR at the five-year anniversary date of the borrowings origination, which will occur in the third quarter of 2005.

(5) The FHLB has the option to convert this interest rate to an adjustable rate based on the three month LIBOR at the two-year anniversary date of the borrowings origination, which will occur in the fourth quarter of 2003.

(6) The FHLB has the option to convert this interest rate to an adjustable rate based on the three month LIBOR at the three-year anniversary date of the borrowings origination, which will occur in the fourth quarter of 2004.

NOTE J - INCOME TAXES

The following temporary differences gave rise to the net deferred tax asset at December 31, 2001 and 2000 (in thousands):

	2001	2000
Deferred tax asset:		
Allowance for loan losses	$ 668	$ 634
Deferred compensation	303	283
Contingencies	55	73
Pension	348	266
Loan fees and costs	215	184
Unrealized losses on available for sale securities	—	417
Total	1,589	1,857
Deferred tax liability:		
Bond accretion	25	17
Depreciation	129	127
Unrealized losses on available for sale securities	891	—
Total	1,045	144
Deferred tax asset, net	$ 544	$ 1,713

No valuation allowance was established at December 31, 2001 and 2000, in the view of the Company's ability to carry back to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earning potential.

The provision for income taxes is comprised of the following (in thousands):

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Currently payable	$ 2,117	$ 1,730	$ 2,422
Deferred benefit	(139)	(111)	(198)
Total provision	$ 1,978	$ 1,619	$ 2,224

The effective federal income tax rate for the years ended December 31, 2001, 2000, and 1999 were 20.3 percent, 19.8 percent, and 23.6 percent, respectively. A reconciliation between the expected income tax and rate and the effective income tax and rate on income before income tax provision follows (in thousands):

	2001		2000		1999	
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Provision at expected rate	$ 3,305	34.0%	$ 2,783	34.0%	$ 3,201	34.0%
Decrease in tax resulting from:						
Tax-exempt income	(1,103)	(11.4)	(837)	(10.2)	(677)	(7.2)
Other, net	(224)	(2.3)	(327)	(4.0)	(300)	(3.2)
Effective income tax and rates	$ 1,978	20.3%	$ 1,619	19.8%	$ 2,224	23.6%

NOTE K - EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PENSION PLAN

The Company has a noncontributory defined benefit pension plan (the "Plan") for all employees meeting certain age and length of service requirements. Benefits are based primarily on years of service and the average annual compensation during the highest five consecutive years within the final ten years of employment.

The following tables show the funded status and components of net periodic benefit cost from this defined benefit plan (in thousands):

	2001	2000
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	$ 3,935	$ 4,099
Service cost	298	256
Interest cost	271	242
Actuarial adjustment	524	(625)
Benefits paid	(52)	(37)
Benefit obligation at end of year	4,976	3,935
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	3,597	3,641
Actual loss on plan assets	(430)	(7)
Benefits paid	(52)	(37)
Fair value of plan assets at end of year	3,115	3,597
Funded status	(1,861)	(338)
Unrecognized net actuarial gain	609	(646)
Unrecognized transition asset	(27)	(30)
Unrecognized prior service cost	209	229
Accrued benefit payable	$ (1,070)	$ (785)
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:		
Discount rate	6.50%	7.00%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%

	2001	2000	1999
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	$ 298	$ 256	$ 254
Interest cost	271	242	236
Expected return on plan assets	(286)	(291)	(268)
Amortization of transition asset	(3)	(3)	(3)
Amortization of prior service cost	20	20	20
Recognized net actuarial gain	(15)	(33)	(15)
Net periodic benefit cost	$ 285	$ 191	$ 224

The plan assets are invested primarily in bonds, stocks, equity funds, and mortgates under the control of the plan's trustees as of December 31, 2001.

401(k) SAVINGS PLAN

The Company also offers a 401(k) savings plan in which eligible participating employees may elect to contribute up to a maximum percentage allowable not to exceed the limits of Code Sections 401(k), 404, and 415. The Company may make matching contributions equal to a discretionary percentage to be determined by the Company. Participants are at all times fully vested in their contributions and vest over a period of five years in the employer contribution. Contribution expense was approximately $65,000, $67,000, and $64,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

DEFERRED COMPENSATION PLAN

The Company has a deferred compensation plan whereby participating directors elected to forego director's fees for a period of five years. Under this plan the Company will make payments for a ten-year period beginning at age 65 in most cases or at death, if earlier, at which time payments would be made to their designated beneficiaries.

To fund benefits under the deferred compensation plan, the Company has acquired corporate-owned life insurance policies on the lives of the participating directors for which insurance benefits are payable to the Company. The total expense charged to other expenses was $67,000, $66,000 and $128,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Benefits paid under the plan were approximately $51,000 in 2001 and $53,000 in 2000 and $57,000 in 1999.

NOTE L - STOCK OPTIONS

Prior to 1998, the Company granted a select group of its officer's options to purchase shares of its common stock. These options, which are immediately exercisable, expire within three to ten years after having been granted. Also, in 1998, the Company adopted the "1998 Stock Option Plan" for key employees and directors. Incentive stock options and nonqualified stock options may be granted to eligible employees of the Bank and nonqualified options may be granted to directors of the Company. In addition, non-employee directors are eligible to receive grants of nonqualified stock options. Incentive nonqualified stock options granted under the 1998 Plan may be exercised not later than ten years after the date of grant. Each option granted under the 1998 Plan shall be exercisable only after the expiration of six months following the date of grant of such options.

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for these options. Accordingly, compensation expense is recognized on the grant date, in the amount equivalent to the intrinsic value of the options (stock price less exercise price, at measurement date). Had compensation costs for these options been determined based on the fair values at the grant dates for awards consistent with the method of FAS No. 123, the effect on the Company's net income and earnings per share for 2001, 2000, and 1999 would have been insignificant. For purposes of the calculations required by FAS No. 123, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants issued in 2001, 2000 and 1999, respectively: dividend yield of 1.03 percent, 1.03 percent, and 1.85 percent, respectively; risk-free interest rates of 4.95 percent, 4.95 percent, and 6.75 percent, respectively; expected option lives of three years and expected volatility of 23.81 percent, 23.81 percent, and 18.73 percent, respectively.

A summary of the status of the Company's common stock option plans, adjusted to reflect a 10 percent stock dividend issued June 8, 1999, is presented below:

	2001		2000		1999	
	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding, beginning of year . . .	42,301	$ 37.87	34,813	$ 38.52	28,479	$ 34.27
Granted	—	—	10,000	32.63	10,450	42.00
Exercised	800	25.98	2,512	25.98	4,116	17.95
Outstanding, end of year	41,501	$ 38.10	42,301	$ 37.87	34,813	$ 38.52
Options exercisable at year-end . . .	41,501	$ 38.10	32,301	$ 39.49	24,363	$ 37.03

The following table summarizes information about nonqualified and incentive stock options outstanding at December 31, 2001:

EXERCISE PRICES	NUMBER OUTSTANDING	REMAINING CONTRACTUAL LIFE	NUMBER EXERCISABLE
$ 25.98	11,151	2 years	11,151
53.18	9,900	7 years	9,900
42.00	10,450	8 years	10,450
32.63	10,000	9 years	10,000
	41,501		41,501

NOTE M - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and the Bank, including their immediate families and companies in which they are principal owners (more than ten percent), are indebted to the Company. Such indebtedness was incurred in the ordinary course of business on the same terms and at those rates prevailing at the time for comparable transactions with others.

A summary of loan activity with executive officers, directors, principal shareholders, and associates of such persons is listed below (in thousands):

YEAR	BEGINNING BALANCE	ADDITIONS	PAYMENTS	ENDING BALANCE
2001	$ 4,954	$ 3,729	$ 3,491	$ 5,192
2000	5,810	1,387	2,243	4,954
1999	2,452	6,775	3,417	5,810

NOTE N - COMMITMENTS AND CONTINGENT LIABILITIES

The following schedule of future minimum rental payments under operating leases with noncancellable terms in excess of one year as of December 31, 2001 (in thousands):

YEAR ENDING DECEMBER 31,		
2002	$	193
2003		154
2004		129
2005		117
2006		89
Thereafter		165
Total	$	847

Total rental expense for all operating leases for the years ended December 31, 2001, 2000, and 1999 approximated $251,000, $208,000, and $197,000, respectively.

The Company is subject to lawsuits and claims arising out of its business. In the opinion of management, after review and consultation with counsel, any proceedings that may be assessed will not have a material adverse effect on the consolidated financial position of the Company.

NOTE O - OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate or liquidity risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments express the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Company may require collateral or other security to support financial instruments with off-balance sheet credit risk.

Financial instruments whose contract amounts represent credit risk are as follows at December 31 (in thousands):

		2001		2000
Commitments to extend credit	$	29,490	$	27,911
Standby letters of credit	$	348	$	1,332

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, on extension of credit is based on management's credit assessment of the counterparty.

Standby letters of credit are conditional commitments issued by the Company guaranteeing performance by a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE P - CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (FDICIA) established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2001 and 2000, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based and Tier 1 leverage capital ratios must be at least 10%, 6%, and 5%, respectively.

The Company's and the Bank's actual capital ratios are presented in the following tables, which shows that both met all regulatory capital requirements.

The Company's actual capital amounts and ratios are presented in the following table (in thousands):

	2001			2000	
	Amount	Ratio		Amount	Ratio
Total Capital (to Risk-weighted Assets)					
Actual	$	53,281	20.1%	$	50,533	20.1%
For Capital Adequacy Purposes		21,208	8.0		20,162	8.0
To Be Well Capitalized		26,510	10.0		25,202	10.0
Tier 1 Capital (to Risk-weighted Assets)						
Actual	$	49,936	18.8%	$	47,654	18.9%
For Capital Adequacy Purposes		10,604	4.0		10,081	4.0
To Be Well Capitalized		15,906	6.0		15,121	6.0
Tier 1 Capital (to Average Assets)						
Actual	$	49,936	12.6%	$	47,654	12.4%
For Capital Adequacy Purposes		15,880	4.0		15,428	4.0
To Be Well Capitalized		19,805	5.0		19,285	5.0

The Bank's actual capital amounts and ratios are presented in the following table (in thousands):

		2001			2000	
		Amount	Ratio		Amount	Ratio
Total Capital (to Risk-weighted Assets)						
Actual	$	41,409	16.3%	$	39,584	16.3%
For Capital Adequacy Purposes		20,390	8.0		19,416	8.0
To Be Well Capitalized		25,488	10.0		24,270	10.0
Tier 1 Capital (to Risk-weighted Assets)						
Actual	$	38,100	15.0%	$	36,705	15.1%
For Capital Adequacy Purposes		10,195	4.0		9,708	4.0
To Be Well Capitalized		15,293	6.0		14,562	6.0
Tier 1 Capital (to Average Assets)						
Actual	$	38,100	9.7%	$	36,705	9.8%
For Capital Adequacy Purposes		15,727	4.0		15,059	4.0
To Be Well Capitalized		19,659	5.0		18,823	5.0

The Pennsylvania Banking Code restricts the availability of capital funds for payment of dividend by all state-chartered banks to the additional paid in capital of the bank. Accordingly, at December 31, 2001, the balance in the additional paid in capital account totaling approximately $11,700,000 is unavailable for dividends.

The Bank is subject to regulatory restrictions, which limit its ability to loan funds to Penns Woods Bancorp, Inc. At December 31, 2001, the regulatory lending limit amounted to approximately $6,439,000.

NOTE Q - ACQUISITION

On October 1, 2000, the Bank acquired The M Group in a business acquisition accounted for as a purchase. The M Group is engaged in the insurance business. The results of operations of The M Group are included in the accompanying consolidated financial statements since the date of acquisition. The total cost of the acquisition was $3,321,000, which exceeds the fair value of the net assets of The M Group by $3,261,000 which was allocated to goodwill.

On January 11, 1999 the Company completed the acquisition of all the outstanding common stock of the First National Bank of Spring Mills in exchange for 262,471 shares of the Company's common stock, in a business combination accounted for as a pooling of interest. As a result of this transaction, total consolidated assets increased approximately $31,834,000. Historical financial information has been restated to include the First National Bank of Spring Mills.

NOTE R - STOCK DIVIDEND

On April 28, 1999, the Board of Directors approved a ten percent stock dividend to shareholders of record as of May 10, 1999. As a result of the dividend, an additional 283,393 shares of the Company were issued, with fractional shares paid in cash.

Average shares and all per share amounts included in the consolidated financial statements are based on the increased number of shares after giving retroactive effect to the stock dividend.

NOTE S - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose estimated fair values for its financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Also, it is the Company's general practice and intention to hold most of its financial instruments to maturity and not to engage in trading or sales activities. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions can significantly affect the estimates.

Estimated fair values have been determined by the Company using historical data and an estimation methodology suitable for each category of financial instruments. The estimated fair value of the Company's investment securities is described in Note A. The Company's fair value estimates, methods, and assumptions are set forth below for the Company's other financial instruments.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of the Company, are not considered financial instruments but have value, this estimated fair value of financial instruments would not represent the full market value of the Company.

The estimated fair values of the Company's financial instruments are as follows:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and due from banks	$ 14,844	$ 14,844	$ 15,318	$ 15,318
Investment securities:				
Available for sale	131,985	131,985	113,044	113,044
Held to maturity	1,302	1,312	3,228	3,261
Loans held for resale	3,993	3,993	1,688	1,688
Loans, net	248,696	257,062	241,919	241,836
Bank owned life insurance	8,126	8,126	2,353	2,353
Regulatory stock	2,875	2,875	2,878	2,878
Accrued interest receivable	2,685	2,685	2,581	2,581
Total	$ 414,506	$ 422,882	$ 383,009	$ 382,959
Financial liabilities				
Interest-bearing Deposits	$ 249,873	$ 251,955	$ 230,666	$ 230,267
Noninterest-bearing Deposits	55,277	55,277	47,468	47,468
Short-term borrowings	19,105	19,105	31,021	31,021
Other borrowings	41,778	42,369	31,778	31,638
Accrued interest payable	1,190	1,190	1,452	1,452
Total	$ 367,223	$ 369,896	$ 342,385	$ 341,846

Cash and due from banks, regulatory stock, accrued interest receivable, short-term borrowings, and accrued interest payable:

The fair value is equal to the carrying value.

Investment securities:

The fair value of investment securities available for sale and held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans:

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, credit card, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans, except residential mortgage and credit card loans, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discounted rates based on secondary market sources adjusted to reflect differences in servicing and credit costs. For credit card loans, cash flows and maturities are estimated based on contractual interest rates and historical experience and are discounted using secondary market rates adjusted for differences in servicing and credit costs.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discounted rates are judgmentally determined using available market information and specific borrower information.

Bank owned life insurance:

The fair value is equal to the Cash Surrender Value of life insurance policies.

Deposits:

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of December 31, 2001 and 2000. The fair value of certificates of deposit is based on the discounted value of contractual cash flows.

The fair value estimates above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market, commonly referred to as the core deposit intangible.

Other Borrowings:

The fair value of other borrowings is based on the discounted value of contractual cash flows.

Commitments to Extend Credit, Standby Letters of Credit, and Financial Guarantees Written:

There is no material difference between the notional amount and the estimated fair value of off-balance sheet items at December 31, 2001 and 2000 respectively.

NOTE T - PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial information for Penns Woods Bancorp, Inc. follows:

CONDENSED BALANCE SHEET, DECEMBER 31, (IN THOUSANDS)	2001	2000
ASSETS:		
Cash	$ 151	$ 156
Investment in subsidiaries:		
Bank	43,371	39,566
Nonbank	11,938	11,030
Other assets	29	11
Total assets	$ 55,489	$ 50,763
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Other liabilities	$ 237	$ 249
Shareholders' equity	55,252	50,514
Total liabilities and shareholders' equity	$ 55,489	$ 50,763

CONDENSED STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)	2001	2000	1999
Operating income:			
Dividends from subsidiaries	$ 5,984	$ 6,220	$ 3,735
Equity in undistributed net income of subsidiaries	1,899	443	3,583
Other income	—	2	1
Operating expenses	(141)	(99)	(129)
Net income	$ 7,742	$ 6,566	$ 7,190

CONDENSED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)	2001	2000	1999
OPERATING ACTIVITIES:			
Net income	$ 7,742	$ 6,566	$ 7,190
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(1,899)	(443)	(3,583)
Increase (decrease) in income taxes payable	(12)	16	174
Increase (decrease) in liabilities	(14)	5	(24)
Net cash provided by operating activities	5,817	6,144	3,757
INVESTING ACTIVITIES:			
Additional investment in subsidiaries	(276)	(1,752)	(620)
FINANCING ACTIVITIES:			
Dividends paid	(3,729)	(3,426)	(3,178)
Proceeds from exercise of stock options	21	65	40
Purchase of treasury stock	(1,838)	(902)	(23)
Net cash used in financing activities	(5,546)	(4,263)	(3,161)
NET INCREASE (DECREASE) IN CASH	(5)	129	(24)
CASH, BEGINNING OF YEAR	156	27	51
CASH, END OF YEAR	$ 151	$ 156	$ 27

NOTE U - CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE DATA)

2001	FOR THE THREE MONTHS ENDED MARCH 31,	JUNE 30,	SEPT. 30,	DEC. 31,
Interest income	$ 7,103	$ 7,150	$ 7,229	$ 7,254
Interest expense	3,293	3,197	3,055	2,936
Net interest income	3,810	3,953	4,174	4,318
Provision for loan losses	93	93	93	93
Other income	731	751	860	909
Securities gains, net	135	211	369	318
Other expenses	2,508	2,584	2,598	2,757
Income before income tax provision	2,075	2,238	2,712	2,695
Income tax provision	391	432	586	569
Net income	$ 1,684	$ 1,806	$ 2,126	$ 2,126
Earnings per share - basic	$ 0.55	$ 0.58	$ 0.70	$ 0.70
Earnings per share - diluted	$ 0.55	$ 0.58	$ 0.70	$ 0.70

2000	FOR THE THREE MONTHS ENDED MARCH 31,	JUNE 30,	SEPT. 30,	DEC. 31,
Interest income	$ 6,819	$ 6,945	$ 7,252	$ 7,438
Interest expense	2,931	3,038	3,349	3,460
Net interest income	3,888	3,907	3,903	3,978
Provision for loan losses	78	52	78	78
Other income	412	477	461	739
Securities gains (losses), net	161	91	153	(136)
Other expenses	2,371	2,402	2,319	2,471
Income before income tax provision	2,012	2,021	2,120	2,032
Income tax provision	466	417	399	337
Net income	$ 1,546	$ 1,604	$ 1,721	$ 1,695
Earnings per share - basic	$ 0.49	$ 0.52	$ 0.55	$ 0.54
Earnings per share - diluted	$ 0.49	$ 0.52	$ 0.55	$ 0.54

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

RESULTS OF OPERATIONS

ITEM 7

NET INTEREST INCOME

Net interest income is determined by calculating the difference between the yields earned on interest earning assets and the rates paid on interest bearing liabilities.

2001 vs 2000

Taxable equivalent net interest income increased 5.9% or $992,000, to $17,944,000 from year-end 2000 to year-end 2001. The increase in net interest income is due to a $695,000 increase in interest income and a reduction of $297,000 of interest expense. Tax-exempt investment securities contributed the most to interest income adding $1,374,000 in income of which $1,296,000 was due to volume and $78,000 due to rate. Taxable investment securities partially offset the gain in interest income declining $998,000. Again, the decrease was mainly due to the reduction in volume that amounted to $790,000. Rates caused a reduction of $208,000 of income on taxable investment securities. The average balance of state and political subdivisions increased $16,471,000 while the average balances of U.S. Treasury and federal agencies and other securities declined $10,883,000 and $2,006,000, respectively. The shift to tax-exempt securities was to take advantage of their higher after-tax yields. The average rate of state and political subdivisions was 7.88% as opposed to 6.41% on U.S. Treasury and federal agency securities and 3.89% on other securities.

Loan interest income contributed $319,000 to total interest income. The increase was caused by the net effect of a $611,000 increase due to volume and a $292,000 decrease due to rates. The average balance of total loans increased $6,938,000 to $246,907,000 during 2001. Prime rate reductions resulting from Federal Open Markets Committees' monetary policy initiatives during 2001 affected income collected on loans negatively.

Total expense on interest-bearing liabilities declined $297,000 in 2001 due to the net effect of a $963,000 decrease in expense on short-term borrowings, an increase of $438,000 on other time deposits and interest expense increases on savings deposits and other borrowings of $54,000 and $174,000, respectively. Interest expense related to volume increased $442,000 while rates contributed a net decrease of $739,000. Total average interest bearing liabilities increased $9,236,000 to $292,923,000 in 2001. Average other time deposits contributed the most to the total, increasing $14,396,000. The interest expense due to the volume on other time deposits increased $736,000. Average balances of savings and other borrowings added $2,063,000 and $4,468,000 respectively. Savings and other borrowings also added $43,000 and $250,000 in interest expense related to volume. The average balances on short-term borrowings decreased $11,691,000, resulting in an expense reduction due to volume of $587,000. The bank successfully attracted time deposits resulting in the substantial increase in average other time deposits. This caused less need for short-term borrowings, which consists of overnight Federal Home Loan Bank borrowings. Short-term borrowings experienced a decline in its average balance in 2001. Although interest expense on short-term deposits declined, interest expense on other time deposits more than offset the reduction. Overall, interest rates declined considerably in 2001. This resulted in a reduction in interest expense related to rates in every category except savings deposits. Interest rates on savings deposits change only minimally year-to-year. This explains the $11,000 increase in expense related to rates, even with other deposit rates declining considerably. Interest expense related to rates on short-term borrowings decreased the most of the four categories. Short-term borrowings consisting of overnight Federal Home Loan Bank advances, naturally, are affected much more by the federal funds target rate set by the Federal Open Markets Committee. Interest on other time deposits, other borrowings and short-term borrowings due to rate decreased $298,000, $76,000 and $376,000, respectively.

The effective interest differential increased 13 basis points during 2001. The increase was due to the net effect of a five basis point interest rate decrease in total average earning assets and an 18 basis point rate decrease in total average interest bearing liabilities. The shape of the economy in 2001 was such that the Federal Open Markets Committee (FOMC) felt the need to reduce its federal funds target rate 475 basis points. Rates on both deposits and loans have fallen in response to the FOMC's policy objective. Rates have affected liabilities positively. This has allowed earning assets to increase $10,520,000 to $370,481,000 while interest expense decreased, resulting in an interest expense/earning assets ratio 18 basis points less than 2000.

2000 vs 1999

Fully taxable equivalent net interest income increased $556,000 (3.4%) to $16,952,000 for the year ended December 31, 2000. Income related to volume increased $872,000 while income related to rates decreased $316,000.

Total interest-earning average assets increased $25,281,000 from the year ended December 31, 1999 to the year ended December 31, 2000. The volume increases in total interest earning average assets is comprised of a 7.4% or $16,629,000 increase in total average loans and a 7.8% or $8,652,000 increase in total average securities.

The volume increases in interest-earning average assets accounts for $2,280,000 of the $2,816,000 increase in total interest income on earning assets. An increase of $536,000 was due to rate changes. Loans contributed $1,692,000 to the total income, $1,503,000 attributable to volume and $189,000 due to rate changes. Tax-exempt investment securities added $1,224,000 to interest income while net taxable investment securities reduced income $100,000.

Total interest bearing liabilities increased $22,010,000 or 8.4% during the year ended December 31, 2000. The expense related to the volume increases contributed $1,408,000 to the net interest expense increase of $2,260,000. The increase of $852,000 was due to rate increases. The volume increases of other time deposits, short-term borrowings and other borrowings explain $1,523,000 of the expense related to volume. A decline in the average balance of savings deposits reduced the expense by $115,000 due to volume. The $852,000 increase in expense related to rate changes is comprised of a $541,000 increase due to deposits and a $311,000 increase in borrowings.

The effective interest differential fell 19 basis points to 4.71% in 2000. Amid inflation fears, the Federal Reserve increased the federal funds target rate in 2000. The rate increases have positively effected loan rates and interest income on earning assets by 22 basis points. Due to competitive deposit pricing, interest expense on interest-bearing deposits also increased 41 basis points.

AVERAGE BALANCES AND INTEREST RATES
(INCOME AND RATES ON A FULLY TAXABLE EQUIVALENT BASIS)
(IN THOUSANDS)

	2001		
	AVERAGE BALANCE	INTEREST	AVERAGE RATE
ASSETS:			
Interest-earning assets:			
Securities:			
U.S. Treasury and federal agency	$ 22,877	$ 1,466	6.41%
State and political subdivisions	75,556	5,951	7.88%
Other	25,141	979	3.89%
Total securities	123,574	8,396	6.79%
LOANS:			
Tax-exempt loans	3,935	322	8.18%
All other loans, net of discount where applicable	242,972	21,707	8.93%
Total loans	246,907	22,029	8.92%
Total interest-earning assets	370,481	$ 30,425	8.21%
Other assets	27,081		
TOTAL ASSETS	$ 397,562		
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Interest-bearing liabilities:			
Deposits:			
Savings	$ 93,351	$ 1,961	2.10%
Other time	145,823	7,696	5.28%
Total deposits	239,174	9,657	4.04%
Short-term borrowings	20,122	903	4.49%
Other borrowings	33,627	1,921	5.71%
Total interest-bearing liabilities	292,923	$ 12,481	4.26%
Demand deposits	46,594		
Other liabilities	4,214		
Shareholders' equity	53,831		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 397,562		
Interest income/earning assets	$ 370,481	$ 30,425	8.21%
Interest expense/earning assets	$ 370,481	12,481	3.37%
Effective interest differential		$ 17,944	4.84%

1. Fees on loans are included with interest on loans.
2. Information on this table has been calculated using average daily balance sheets to obtain average balances.
3. Nonaccrual loans have been included with loans for the purpose of analyzing net interest earnings.
4. Loan fees are included in interest income as follows: 2001, $668,000, 2000, $411,000, 1999, $601,000.
5. Income and rates on a fully taxable equivalent basis include an adjustment for the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at the standard 34% tax rate (derived by dividing tax-exempt interest by 66%).

AVERAGE BALANCES AND INTEREST RATES
(INCOME AND RATES ON A FULLY TAXABLE EQUIVALENT BASIS)
(IN THOUSANDS)

2000			1999		
AVERAGE BALANCE	INTEREST	AVERAGE RATE	AVERAGE BALANCE	INTEREST	AVERAGE RATE
$ 33,760	$ 2,361	6.99%	$ 39,906	$ 2,513	6.30%
59,085	4,577	7.75%	43,291	3,353	7.75%
27,147	1,082	3.99%	28,143	1,030	3.66%
119,992	8,020	6.68%	111,340	6,896	6.19%
5,164	412	7.98%	6,157	487	7.91%
234,805	21,298	9.07%	217,183	19,531	8.99%
239,969	21,710	9.05%	223,340	20,018	8.96%
359,961	$ 29,730	8.26%	334,680	$ 26,914	8.04%
18,027			21,096		
$ 377,988			$ 355,776		
$ 91,288	$ 1,907	2.09%	$ 94,200	$ 1,965	2.09%
131,427	7,258	5.52%	118,461	5,933	5.01%
222,715	9,165	4.12%	212,661	7,898	3.71%
31,813	1,866	5.87%	23,524	1,197	5.09%
29,159	1,747	5.99%	25,492	1,423	5.58%
283,687	$ 12,778	4.50%	261,677	$ 10,518	4.02%
42,765			41,071		
3,837			3,912		
47,699			49,116		
$ 377,988			$ 355,776		
$ 359,961	$ 29,730	8.26%	$ 334,680	$ 26,914	8.04%
$ 359,961	12,778	3.55%	$ 334,680	10,518	3.14%
	$ 16,952	4.71%		$ 16,396	4.90%

SUMMARY OF CHANGES IN INTEREST EARNED AND INTEREST PAID (IN THOUSANDS)

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume). Increases and decreases due to both rate and volume, which cannot be separated, have been allocated proportionally to the change due to volume and the change due to rate.

	Year Ended December 31,					
	2001 vs 2000 Increase (Decrease) Due to			2000 vs 1999 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Taxable investment securities	$ (790)	$ (208)	$ (998)	$ (446)	$ 346	$ (100)
Tax-exempt investment securities	1,296	78	1,374	1,223	1	1,224
Loans	611	(292)	319	1,503	189	1,692
Total interest - earning assets	$ 1,117	$ (422)	$ 695	$ 2,280	$ 536	$ 2,816
Interest expenses:						
Savings deposits	$ 43	$ 11	$ 54	$ (115)	$ 57	$ (58)
Other time deposits	736	(298)	438	841	484	1,325
Short-term borrowings	(587)	(376)	(963)	467	202	669
Other borrowings	250	(76)	174	215	109	324
Total interest-bearing liabilities	$ 442	$ (739)	$ (297)	$ 1,408	$ 852	$ 2,260
Change in net interest income	$ 675	$ 317	$ 992	$ 872	$ (316)	$ 556

PROVISION FOR LOAN LOSSES

2001 vs 2000

The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, and historical loan loss experience. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses was adequate at December 31, 2001, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local company, employment and delays in receiving financial information from borrowers could result in increased levels of nonperforming assets and charge--offs, increased loan loss provisions and reductions in income. Additionally, as an integral part of the examination process bank regulatory agencies periodically review the bank's loan loss allowance. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgement of information available to them at the time of their examination.

The allowance for loan losses increased 1.7% or $48,000 from fiscal 2000 after net charge-offs of $324,000 contributing to a year-end allowance for loan losses of $2,927,000 or 1.2% of total loans. This percentage is consistent with the guidelines of regulators and peer banks. Management's conclusion is that the provision for loan loss is adequate.

2000 vs 1999

The allowance for loan losses increased 2.0% or $56,000 from fiscal 1999 after net charge-offs of $230,000 contributing to a year end allowance for loan losses of $2,879,000.

	YEAR ENDED DECEMBER 31, (IN THOUSANDS)				
	2001	2000	1999	1998	1997
Balance at beginning of period	$ 2,879	$ 2,823	$ 2,681	$ 2,579	$ 2,553
Charge-offs:					
Domestic:					
Real estate	154	165	50	—	—
Commercial and industrial	122	38	28	91	183
Installment loans to individuals	82	66	98	180	176
Total charge-offs	358	269	176	271	359
Recoveries:					
Real estate	9	8	4	—	2
Commercial and industrial	8	20	11	29	68
Installment loans to individuals	17	11	17	39	41
Total recoveries	34	39	32	68	111
Net charge-offs	324	230	144	203	248
Additions charged to operations	372	286	286	305	274
Balance at end of period	$ 2,927	$ 2,879	$ 2,823	$ 2,681	$ 2,579
Ratio of net charge-offs during the period to average loans outstanding during the period	0.13%	0.10%	0.06%	0.09%	0.14%

OTHER INCOME

2001 vs 2000

Total other income for the year ended December 31, 2001 of $4,284,000 grew from $2,358,000 in 2000, an increase of $1,926,000 or 81.7%.Most of the $954,000 increase of other operating income is due to the growth of $820,000 commission income recognized from the sale of various financial products, sold by the Bank's subsidiary, The M Group. The substantial increase in commission is due to comparing an entire year's commission in 2001 and a partial year for the newly acquired subsidiary in 2000. The Company realized security gains of $1,033,000 versus $269,000 in 2001, an increase of $764,000. The majority of the gains taken were due to the liquidation of equity securities that had reached, in management's opinion, their peak performance. Service charges increased $208,000, or 15.3%, which is mostly attributable to an increase on deposits and in fees collected on deposit accounts.

2000 vs 1999

Total other income for the year ended December 31, 2000 decreased 33.1% or $1,169,000 from 1999. Most of the decrease resulted from securities gains taken during 2000 versus 1999. Securities gains realized during 2000 were $269,000 versus $1,946,000 realized in 1999. Market conditions in 1999 provided more opportunity for the Company to take security gains than in 2000. The Company also realized losses on debt securities in efforts to prudently position its assets and liabilities. Income on service charges increased $171,000 or 14.4% from 1999. The growth is mainly due to an increase in the fees collected on deposit accounts. Other operating income increased $337,000 to $732,000 in 2000. The substantial increase over 1999's other operating income of $395,000 was mostly due to commission income recognized from the sale of various financial products, sold by the Bank's newly acquired subsidiary, The M Group.

OTHER EXPENSES

2001 vs 2000

Other expenses at year-end December 31, 2001 increased $884,000 or 9.2%. The majority of the other operating expense increase of $574,000 is due to a full year of expenses of the Bank's subsidiary, The M Group, and an entry fee of $53,000 for The NASDAQ National Market. The salaries and employee benefits expense increase of $304,000 or 6.1% is attributable to the normal wage increases and the additional salaries expense of the Bank's subsidiary for a full year. Occupancy expense increased $28,000 or 3.8%. Most of the expense was also produced by a full year of The M Group's occupancy expenses. Furniture and equipment expenses were $22,000 less in 2001 than in 2000.

2000 vs 1999

Other expenses at December 31, 2000 increased $224,000 or 2.4% from year-end 1999. Expenses relating to salaries and employee benefits increased $144,000 or 3.0% from 1999 due to normal wage increases and the addition of the Bank's subsidiary, The M Group. Occupancy expense during 2000 increased $68,000 over 1999 expenses. The majority of this expense was due to the first full year's operation of the Zion branch and painting expense in the Williamsport branch. Furniture and equipment expense increased 10.0% in 2000 to $756,000. The $69,000 increase from year-end 1999 amount of $687,000 resulted mostly from costs associated with the acquisition of additional computer equipment to accommodate the implementation of internet and telephone banking. Other operating expenses decreased $57,000 to $3,062,000 during 2000. Expenses relating to directors' insurances represent the majority of the decrease.

INCOME TAXES

2001 vs 2000

The provision for income taxes for the year ended December 31, 2001 resulted in an effective income tax rate of 20.3% compared to 19.8% for 2000.

2000 vs 1999

The provision for income taxes for the year ended December 31, 2000 resulted in an effective income tax rate of 19.8% compared to 23.6% for 1999. The 3.8% decline is attributable to the increase in tax-exempt interest earned when comparing 2000 to 1999.

FINANCIAL CONDITION

INVESTMENTS

2001

The investment portfolio increased $17,015,000 or 14.6% in 2001. The bank borrowed $10,000,000 in long-term FHLB advances to purchase state and political bonds and take advantage of interest rate imbalances in the market. Deposits grew greater than loan demand with the excess funding the purchase of additional investment securities. Most of the increase is attributable to an increase of $15,591,000 in the state and political subdivisions category and corporate stock of $2,791,000 and a decrease of $2,136,000 in the U.S. Government agencies category. U.S. Treasury securities also increased $1,080,000, and other bonds, notes and debentures decreased $311,000. The investment portfolio at year end 2001 comprised of 19.5% U.S. Government agency and treasury securities, 63.1% state and political subdivisions, 16.6% equity securities and .8% other bonds, notes and debentures. Held to Maturity securities had a carrying value of $1,302,000. Available for sale securities occupied 99% of the total portfolio and had an amortized cost of $129,365,000 with an estimated market value of $131,985,000. The unrealized gain of $2,620,000 effected shareholders' equity by $1,729,000, net of deferred taxes.

2000

The investment portfolio increased $2,652,000 or 2.3% in 2000. The increase is mostly attributable to an increase of $19,167,000 in the state and political subdivisions category and a decrease in the U.S. Government agencies category of $11,363,000 and corporate stock of $4,628,000. U.S. Treasury securities and other bonds, notes and debentures also decreased $524,000. The total investment portfolio at year end 2000 comprised of 23.3% U.S. Government agency and treasury securities, 58.9% state and political subdivisions, 16.6% equity securities and 1.2% other bonds, notes and debentures. Held to Maturity securities had a carrying value of $3,228,000. Available for sale securities occupied 97.2% of the total portfolio and had an amortized cost of $114,271,000 with an estimated market value of $113,044,000. The unrealized loss of $1,227,000 effected shareholders' equity by $(810,000), net of deferred taxes.

The carrying amounts of investment securities at the dates indicated are summarized as follows (in thousands):

	DECEMBER 31, 2001	2000	1999
U.S. Treasury securities:			
Available for sale	$ 4,126	$ 3,046	$ 3,504
U.S. Government agencies:			
Held to maturity	196	206	259
Available for sale	21,694	23,820	35,130
State and political subdivisions:			
Held to maturity	796	2,712	2,465
Available for sale	83,256	65,749	46,829
Other bonds, notes and debentures:			
Held to maturity	310	310	290
Available for sale	816	1,127	1,213
Total bonds, notes and debentures	111,194	96,970	89,690
Corporate stock - Available for sale	22,093	19,302	23,930
Total	$ 133,287	$ 116,272	$ 113,620

The following table shows the maturities and repricing of investment securities at December 31, 2001 and the weighted average yields (for tax-exempt obligations on a fully taxable basis assuming a 34% tax rate) of such securities (in thousands):

	WITHIN ONE YEAR	AFTER ONE BUT WITHIN FIVE YEARS	AFTER FIVE BUT WITHIN TEN YEARS	AFTER TEN YEARS
U.S. Treasury securities:				
AFS Amount	$ 2,000	$ 2,020	$ —	$ —
Yield	6.44%	5.81%	—	—
U.S. Government agencies:				
HTM Amount	—	—	—	196
Yield	—	—	—	9.00%
AFS Amount	—	3,110	—	18,721
Yield	—	5.75%	—	6.57%
State and political subdivisions:				
HTM Amount	—	250	—	546
Yield	—	4.50%	—	5.11%
AFS Amount	200	120	332	80,907
Yield	6.50%	9.63%	5.65%	5.79%
Other bonds, notes and debentures:				
HTM Amount	60	150	100	—
Yield	6.75%	6.73%	6.56%	—
AFS Amount	—	—	—	817
Yield	—	—	—	7.01%
Total Amount	$ 2,260	$ 5,650	$ 432	$ 101,187
Total Yield	6.45%	5.83%	5.86%	5.94%

All yields represent weighted average yields expressed on a tax equivalent basis. They are calculated on the basis of the cost, adjusted for amortization of premium and accretion of discount and effective yields weighted for the scheduled maturity of each security. The taxable equivalent adjustment represents the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at the standard 34% tax rate (derived by dividing tax-exempt interest by 66%).

LOAN PORTFOLIO

2001

At December 31, 2001, gross loans totaled $251,623,000, an increase of $6,825,000 or 2.8% over year-end 2000. While commercial, agricultural, construction real estate mortgages and installment loans to individuals decreased from 2000, loans secured by residential and commercial real estate grew by $14,964,000 or 7.8%. Residential real estate mortgages increased $8,823,000 (6.7%). Commercial real estate mortgages grew by 10.1% or $6,141,000. Commercial and agricultural loans decreased $3,842,000 (14.5%). Construction real estate mortgages declined $671,000 or 14.1% and installment loans to individuals decreased 16.8% or $3,626,000.

2000

At December 31, 2000, gross loans totaled $244,798,000, an increase of $12,983,000 or 5.6% over year-end 1999. While commercial, agricultural and installment loans to individuals decreased from 1999, loans secured by real estate mortgages grew by $20,209,000 or 11.4%. Residential real estate mortgages increased $10,016,000 (8.3%). Commercial real estate mortgages grew by 17.8% or $9,177,000. Construction real estate mortgages increased $1,016,000 (27.2%). Commercial and agricultural loans decreased $5,264,000 (16.6%) and installment loans to individuals declined $1,962,000 or 8.3%.

The amount of loans outstanding at the indicated dates are shown in the following table according to type of loan (in thousands):

	DECEMBER 31,				
	2001	2000	1999	1998	1997
Domestic:					
Commercial and agricultural	$ 22,629	$ 26,471	$ 31,735	$ 32,920	$ 38,631
Real estate mortgage:					
Residential	140,223	131,400	121,384	109,937	108,309
Commercial	66,763	60,622	51,445	43,562	32,670
Construction	4,077	4,748	3,732	3,874	3,011
Installment loans to individuals	17,931	21,557	23,519	24,505	23,508
Gross loans	$ 251,623	$ 244,798	$ 231,815	$ 214,798	$ 206,129

The amount of domestic loans at December 31, 2001 are presented below by category and maturity (in thousands):

	REAL ESTATE	COMMERCIAL AND OTHER	INSTALLMENT LOANS TO INDIVIDUALS	TOTAL
Loans with floating interest rates:				
1 year or less	$ 5,364	$ 6,962	$ 1,438	$ 13,764
1 through 5 years	1,511	892	147	2,550
5 through 10 years	8,811	645	36	9,492
After 10 years	38,475	1,465	96	40,036
Sub Total	54,161	9,964	1,717	65,842
Loans with predetermined interest rates:				
1 year or less	9,517	1,453	2,494	13,464
1 through 5 years	20,589	7,758	10,813	39,160
5 through 10 years	36,481	3,413	1,331	41,225
After 10 years	90,315	41	1,576	91,932
Sub Total	156,902	12,665	16,214	185,781
Total	$ 211,063	$ 22,629	$ 17,931	$ 251,623

(1) The loan maturity information is based upon original loan terms and is not adjusted for "rollovers." In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, as to principal amount at interest rates prevailing at the date of renewal.

(2) Scheduled repayments are reported in maturity categories in which the payment is due.

The Bank does not make loans that provide for negative amortization nor do any loans contain conversion features. The Bank does not have any foreign loans outstanding at December 31, 2001.

ALLOWANCE FOR LOAN LOSSES

2001

The allowance for loan losses represents the amount that management estimates is adequate to provide for probable losses inherent in the loan portfolio, as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses, which is charged to operations. The provision is based on management's quarterly evaluation of the adequacy of the allowance for loan losses, taking into account the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. Underwriting continues to emphasize the need for security and adequate collateral margins. The total allowance for loan losses is a combination of a specific allowance for identified problem loans, a formula allowance, and an unallocated allowance.

At December 31, 2001, the allowance for loan losses as a percent of gross loans remained unchanged from December 31, 2000, at 1.2%. Gross loans increased by $9,442,000 from $248,642,000 at December 31, 2000 to $258,084,000 at December 31, 2001.

Non-accruing loans decreased $496,000 (63.8%) to $281,000 from year-end 2000. Overall non-performing loans decreased $185,000 (23.0%) to $619,000 from fiscal 2000.

Based on management's loan-by-loan review, the past performance of the borrowers and current economic conditions, including recent plant closures and bankruptcy levels, management does not anticipate any current losses related to non-accural, nonperforming, or classified loans above that have already been considered in its overall judgment of the adequacy of the reserve.

2000

At December 31, 2000, the allowance for loan losses stood at $2,879,000 or 1.2% of gross loans. This was a $56,000 (2.0%) increase over year end 1999. The adequacy of the loan loss allowance is determined quarterly in unison with management's comprehensive review of the loan portfolio credit quality. Reviews are further enhanced by anaylses of recent and past economic conditions, portfolio trends and growth, peer comparisons and other factors impacting overall credit quality. Underwriting continues to emphasize the need for security and adequate collateral margins.

Nonaccruing loans increased $493,000 (173.6%) to $777,000 from year end 1999. Overall nonperforming loans increased $279,000 (53.1%) to $804,000 from fiscal 1999.

The following table presents information concerning nonperforming loans. The accrual of interest will be discontinued when the principal or interest of a loan is in default for 90 days or more, or as soon as payment is questionable, unless the loan is well secured and in the process of collection. Consumer loans and residential real estate loans secured by 1 to 4 family dwellings shall ordinarily not be subject to those guidelines. The reversal of previously accrued but uncollected interest applicable to any loan placed in a nonaccrual status and the treatment of subsequent payments of either principal or interest will be handled in accordance with accounting principles generally accepted in the United States of America. These principles do not require a write-off of previously accrued interest if principal and interest are ultimately protected by sound collateral values. A nonperforming loan may be restored to an accruing status when:

1. Principal and interest is no longer due and unpaid.
2. It becomes well secured and in the process of collection.
3. Prospects for future contractual payments are no longer in doubt.

TOTAL NONPERFORMING LOANS (IN THOUSANDS)

	NONACCRUAL	90 DAYS PAST DUE
2001	$ 281	$ 338
2000	$ 777	$ 27
1999	$ 284	$ 241
1998	$ 646	$ 60
1997	$ 552	$ 430

If interest had been recorded at the original rate on nonaccrual loans, such income would have approximated $28,000, $86,000 and $48,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Interest income on such loans, which is recorded when received, amounted to approximately $19,000, $45,000 and $38,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The significant reduction in non-accruing loans from year-end 2000 is attributed to the successful culmination of several commercial loan workouts. The level of non-accruing loans continues to fluctuate annually and is attributed to the various economic factors experienced both regionally and nationally. Overall the portfolio is well secured with a majority of the balance making regular payments or scheduled to be satisfied in the near future. Presently there are no significant amounts of loans where serious doubts exist as to the ability of the borrower to comply with the current loan payment terms which are not included in the nonperforming categories as indicated above.

Management's judgment in determining the amount of the additions to the allowance charged to operating expense considers the following factors:

1. Economic conditions and the impact on the loan portfolio.
2. Analysis of past loan charge-offs experienced by category and comparison to outstanding loans.
3. Problem loans on overall portfolio quality.
4. Reports of examination of the loan portfolio by the Pennsylvania State Banking Department and the Federal Deposit Insurance Corporation.

ALLOCATION IN THE ALLOWANCE FOR LOAN LOSSES (IN THOUSANDS):

	AMOUNT	PERCENT OF LOANS IN EACH CATEGORY TO TOTAL LOANS
DECEMBER 31, 2001:		
Balance at end of period applicable to:		
Domestic:		
Commercial and agricultural	$ 414	9.0%
Real estate mortgage:		
Residential	1,379	55.8%
Commercial	763	26.5%
Construction	74	1.6%
Installment loans to individuals	271	7.1%
Unallocated general allowance	26	
Total	$ 2,927	100.0%
DECEMBER 31, 2000:		
Balance at end of period applicable to:		
Domestic:		
Commercial and agricultural	$ 541	10.8%
Real estate mortgage:		
Residential	1,211	53.7%
Commercial	723	24.8%
Construction	71	1.9%
Installment loans to individuals	306	8.8%
Unallocated general allowance	27	
Total	$ 2,879	100.0%

DECEMBER 31, 1999:			
Balance at end of period applicable to:			
Domestic:			
Commercial and agricultural	$	531	13.7%
Real estate mortgage:			
Residential		1,186	52.4%
Commercial		710	22.2%
Construction		70	1.6%
Installment loans to individuals		300	10.1%
Unallocated general allowance		26	
Total	$	2,823	100.0%
DECEMBER 31, 1998:			
Balance at end of period applicable to:			
Domestic:			
Commercial and agricultural	$	505	15.3%
Real estate mortgage:			
Residential		1,126	51.2%
Commercial		673	20.3%
Construction		67	1.8%
Installment loans to individuals		284	11.4%
Unallocated general allowance		26	
Total	$	2,681	100.0%
DECEMBER 31, 1997:			
Balance at end of period applicable to:			
Domestic:			
Commercial and agricultural	$	485	18.7%
Real estate mortgage:			
Residential		1,083	52.6%
Commercial		647	15.8%
Construction		65	1.5%
Installment loans to individuals		273	11.4%
Unallocated general allowance		26	
Total	$	2,579	100.0%

DEPOSITS

2001

Total average deposits increased $20,288,000 during 2001. The most significant growth occurred in time deposits. Time deposits increased $14,396,000, demand and savings deposits increased $4,519,000 and $1,373,000, respectively. Time deposits increased 11.0% from 2000 mostly due to successful marketing strategies and penetration into the Centre County market. In addition to growth, the downward rate environment in 2001 caused the average rate paid on time deposits to decline. Noninterest bearing deposits increased 9.0% to $46,594,000. Interest bearing demand deposits also increased minimally to $46,154,000 (1.5%).

2000

Overall average deposits increased $11,748,000 or 4.6% to $265,480,000 over 1999's average deposits of $253,732,000. Demand deposits grew slightly by $2,063,000 with noninterest and interest-bearing demand increasing $1,694,000 and $369,000, respectively. Savings deposits declined by $3,281,000. The majority of the decline was due to a shift from savings deposits to time deposits, with average time deposits increasing by $12,966,000 over 1999's average time deposits. The Bank's ability to offer competitive products during a period of rising interest rates attracted such deposits.

Time deposits of $100,000 or more totaled approximately $32,646,000 on December 31, 2001 and $31,148,000 on December 31, 2000. Interest expense related to such deposits was approximately $1,913,000, $1,571,000 and $1,242,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Time deposits of $100,000 or more at December 31, 2001 mature as follows: 2002 - $27,248,000; 2003 - $3,106,000; 2004 - $1,116,000; 2005 - $676,000 beyond 2006 - $500,000.

The average amount and the average rate paid on deposits are summarized below (in thousands):

	2001 AVERAGE AMOUNT	2001 RATE	2000 AVERAGE AMOUNT	2000 RATE	1999 AVERAGE AMOUNT	1999 RATE
DEPOSITS IN DOMESTIC BANK OFFICES:						
Demand deposits:						
Noninterest-bearing	$ 46,594	0.00%	$ 42,765	0.00%	$ 41,071	0.00%
Interest-bearing	46,154	2.17%	45,464	2.17%	45,095	2.15%
Savings deposits	47,197	2.03%	45,824	2.00%	49,105	2.03%
Time deposits	145,823	5.28%	131,427	5.52%	118,461	5.01%
Total average deposits	$ 285,768		$ 265,480		$ 253,732	

SHAREHOLDERS' EQUITY

2001

Shareholders' equity is evaluated in relation to total assets and the risks associated with those assets. A company is more likely to meet its cash obligations and absorb unforeseen losses when the capital resources are greater. Total shareholders' equity at December 31, 2001 was $55,252,000, increasing $4,738,000 from the balance at December 31, 2000 of $50,514,000. Net income and the exercising of stock options contributed $7,742,000 and $24,000, respectively, to shareholders' equity. The unrealized appreciation on securities also added $2,539,000 to total equity. Reductions to shareholders' equity included $3,729,000 that was paid out in dividends and $1,838,000 for the purchase of treasury stock.

2000

Total shareholders' equity at December 31, 2000 was $50,514,000, increasing $4,429,000 from the balance at December 31, 1999 of $46,085,000. Net income and the exercising of stock options contributed $6,566,000 and $74,000, respectively, to shareholders' equity. The unrealized appreciation on securities also added $2.117,000 to total equity. Reductions to shareholders' equity included $3,426,000 that was paid out in dividends and $902,000 for the purchase of treasury stock.

Bank regulators have risk based capital guidelines. Under these guidelines, banks are required to maintain minimum ratios of core capital and total qualifying capital as a percentage of risk weighted assets and certain off-balance sheet items. At December 31, 2001, the Company's required ratios were well above the minimum ratios as follows:

	Company	2001 Minimum Standards
Tier 1 capital ratio	18.84%	4.00%
Total capital ratio	20.10%	8.00%

For a more comprehensive discussion of these requirements, see "Regulations and Supervision" on the Form 10K. Management believes that the Company will continue to exceed regulatory capital requirements.

RETURN ON EQUITY AND ASSETS:

The ratio of net income to average total assets and average shareholders' equity and certain ratios are presented as follows:

	2001	2000	1999
Percentage of net income to:			
Average total assets	1.95%	1.74%	1.99%
Average shareholders' equity	14.38%	13.77%	14.96%
Percentage of dividends declared per common share	48.17%	52.18%	44.20%
Percentage of average shareholders' equity to average total assets	13.54%	12.62%	13.81%

LIQUIDITY, INTEREST RATE SENSITIVITY AND MARKET RISK

Fundamental objectives of the Company's asset/liability management process are to maintain adequate liquidity while minimizing interest rate risk. The maintenance of adequate liquidity provides the Company with the ability to meet its financial obligations to depositors, loan customers and stockholders. Additionally, it provides funds for normal operating expenditures and business opportunities as they arise. The objective of interest rate sensitivity management is to increase net interest income by managing interest sensitive assets and liabilities in such a way that they can be repriced in response to changes in market interest rates.

The Company, like other financial institutions, must have sufficient funds available to meet its liquidity needs for deposit withdrawals, loan commitments and expenses. In order to control cash flow, the bank estimates future flows of cash from deposits and loan payments. The primary sources of funds are deposits, principle and interest payments on loans and mortgage-backed securities, as well as Federal Home Loan Bank borrowings. Funds generated are used principally to fund loans and purchase investment securities. Management believes the Company has adequate resources to meet its normal funding requirements.

Management monitors the Company's liquidity on both a long and short-term basis thereby, providing management necessary information to react to current balance sheet trends. Cash flow needs are assessed and sources of funds are determined. Funding strategies consider both customer needs and economical cost. Both short and long term funding needs are addressed by maturities and sales of available for sale investment securities, loan repayments and maturities, and liquidating money market investments such as federal funds sold. The use of these resources, in conjunction with access to credit provides core ingredients to satisfy depositor, borrower and creditor needs.

Management monitors and determines the desirable level of liquidity. Consideration is given to loan demand, investment opportunities, deposit pricing and growth potential as well as the current cost of borrowing funds. The Company has a current borrowing capacity at the Federal Home Loan Bank of $78,888,000. In addition to this credit arrangement the Company has additional lines of credit with correspondent banks of $8,000,000. The Company's management believes that it has sufficient liquidity to satisfy estimated short-term and long-term funding needs.

Interest rate sensitivity, which is closely related to liquidity management, is a function of the repricing characteristics of the Company's portfolio of assets and liabilities. Asset/liability management strives to match maturities and rates between loan and investment security assets with the deposit liabilities and borrowings that fund them. Successful asset/liability management results in a balance sheet structure which can cope effectively with market rate fluctuations. The matching process is affected by segmenting both assets and liabilities into future time periods (usually 12 months, or less) based upon when repricing can be effected. Repriceable assets are subtracted from repriceable liabilities, for a specific time period to determine the "gap", or difference. Once known, the gap is managed based on predictions about future market interest rates. Intentional mismatching, or gapping, can enhance net interest income if market rates move as predicted. However, if market rates behave in a manner contrary to predictions, net interest income will suffer. Gaps, therefore, contain an element of risk and must be prudently managed.

In addition to gap management, the Company has an asset liability management policy which incorporates a market value at risk calculation which is used to determine the effects of interest rate movements on shareholders' equity and a simulation analysis to monitor the effects of interest rate changes on the Company's balance sheets.

INTEREST RATE SENSITIVITY

The following table sets forth the Company's interest rate sensitivity as of December 31, 2001:

	WITHIN ONE YEAR	AFTER ONE BUT WITHIN TWO YEARS	AFTER TWO BUT WITHIN FIVE YEARS	AFTER FIVE YEARS
Earning assets: (1) (2)				
Investment securities (1)	$ 9,311	$ 14,450	$ 18,320	$ 88,585
Loans (2)	84,113	39,129	111,811	20,564
Total earning assets	$ 93,424	$ 53,579	$ 130,131	$ 109,149
Interest-bearing liabilities:				
Deposits (3)	$ 127,138	$ 35,759	$ 59,867	$ 27,109
Borrowings	13,104	—	47,779	—
Total interest-bearing liabilities	$ 140,242	$ 35,759	$ 107,646	$ 27,109
Net noninterest-bearing funding (4)	7,553	7,553	22,658	37,763
Total net funding sources	$ 147,795	$ 43,312	$ 130,304	$ 64,872
Excess assets (liabilities)	(54,371)	10,267	(173)	44,277
Cumulative excess assets (liabilities)	(54,371)	(44,104)	(44,277)	—

(1) Investment balances reflect estimated prepayments on mortgage-backed securities.

(2) Loan balances include annual repayment assumptions based on projected cash flow from the loan portfolio. The cash flow projections are based on the terms of the credit facilities and estimated prepayments on fixed rate mortgage loans. Loans include loans held for resale.

(3) Adjustments to the interest sensitivity of Savings, NOW and MMDA account balances reflect managerial assumptions based on historical experience, expected behavior in future rate environments and the Company's positioning for these products.

(4) Net noninterest-bearing funds are the sum of noninterest-bearing liabilities and shareholders' equity minus noninterest-earning assets and reflect managerial assumptions as to the appropriate investment maturity categories.

In this analysis the Company examines the result of a 100 and 200 basis point change in market interest rates and the effect on net interest income. It is assumed that the change is instantaneous and that all rates move in a parallel manner. Assumptions are also made concerning prepayment speeds on mortgage loans and mortgage securities. The results of this rate shock are a useful tool to assist the Company in assessing of this rate shock analysis for the periods indicated:

Changes in Rates	December 31, 2001 Net Interest Income Change (After Tax) (In thousands)	
-200	$	263
-100	$	185
+100	$	105
+200	$	139

The model utilized to create the report presented above makes various estimates at each level of interest rate change regarding cash flow from principal repayment on loans and mortgage-backed securities and/or call activity on investment securities. Actual results could differ significantly from these estimates which would result in significant differences in the calculated projected change. In addition, the limits stated above do not necessarily represent the level of change under which management would undertake specific measure to realign its portfolio in order to reduce the projected level of change. Generally, management believes the Company is well positioned to respond expeditiously when the market interest rate outlook changes.

INFLATION

The asset and liability structure of a financial institution is primarily monetary in nature; therefore, interest rates rather than inflation have a more significant impact on the Corporation's performance. Interest rates are not always affected in the same direction or magnitude as prices of other goods and services, but are reflective of fiscal policy initiatives or economic factors that are not measured by a price index.

COMPREHENSIVE INCOME

Comprehensive income is a measure of all the changes in equity of a corporation. It excludes transactions with owners in their capacity as owners (i.e. stock options granted or exercised, repurchase of treasury stock transactions and dividends to shareholders).

Other comprehensive income is the difference between net income and comprehensive income. The Company's other comprehensive income is composed of unrealized gains and losses on available for sale securities, net of deferred income tax. Comprehensive income is not a measure of net income. Net income would be affected by other comprehensive income only in the event that the entire securities portfolio was sold on the statement date.

Unrealized gains or losses reflected in the Company's comprehensive income may vary widely at statement dates as a result of changing markets and/or interest rate movements.

Other comprehensive income (loss) for the years ended December 31, 2001, 2000, 1999 were $2,539,000, $2,117,000 and $(7,885,000), respectively.

CAUTIONARY STATEMENT FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Report contains certain "forward-looking statements" including statements concerning plans, objectives, future events or performance and assumptions and other statements which are other than statements of historical fact.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, Penns Woods Bancorp, Inc. and its subsidiaries (the "Company") notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: general economic conditions and changes in interest rates including their impact on capital expenditures; business conditions in the banking industry; the regulatory environment; rapidly changing technology and evolving banking industry standards; the effect of changes in accounting policies and practices, including increased competition with community, regional and national financial institutions; new service and product offerings by competitors and price pressures; changes in the Company's organization, compensation and benefit plans; and similar items.

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001**

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to ______________

Commission file number **0-17077**

PENNS WOODS BANCORP, INC.
(exact name of registrant as specified in its charter)

Pennsylvania	**23-2226454**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Market Street, P.O. Box 967
Williamsport, Pennsylvania 17703-0967
(Address of principal executive offices)

Registrant's telephone number, including area code **(570) 322-1111**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange which registered
None	**None**

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $10 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

State the aggregate market value of the voting stock held by non-affiliates of the registrant **$90,681,196 at March 5, 2002.**

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	**Outstanding at March 5, 2002**
Common Stock, $10 Par Value	**3,038,590 Shares**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement prepared in connection with its annual meeting of shareholder to be held on May 1, 2002 are incorporated by reference in Part III hereof.

INDEX

PART I

PART I

ITEM 1 BUSINESS

A. General Development of Business and History

On January 7, 1983, Penns Woods Bancorp, Inc. (the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania as a bank holding company. The Jersey Shore State Bank (the "Bank") became a wholly-owned subsidiary of the Company, and each outstanding share of Bank common stock was converted into one share of Company common stock. This transaction was approved by the shareholders of the Bank on April 11, 1983 and was officially effective on July 12, 1983. The Company's business has consisted primarily of managing and supervising the Bank, and its principal source of income has been dividends paid by the Bank. The Company's two other wholly-owned subsidiaries are Woods Real Estate Development Co., Inc. and Woods Investment Co., Inc.

The Bank is engaged in commercial and retail banking and the taking of time and regular savings and demand deposits, the making of commercial and consumer loans and mortgage loans, and safe deposit services. Auxiliary services, such as cash management, are provided to commercial customers. The Bank operates full banking services with ten branch offices and a Mortgage/Loan Center in Northcentral Pennsylvania.

In October 2000, the Bank acquired The M Group, Inc. D/B/A The Comprehensive Financial Group ("The M Group"). The M Group, which operates as a subsidiary of the Bank, offers insurance and securities brokerage services. Securities are offered by The M Group through Locust Street Securities, Inc., a registered broker-dealer.

Neither the Company nor the Bank anticipates that compliance with environmental laws and regulations will have any material effect on capital expenditures, earnings, or on its competitive position. The Bank is not dependent on a single customer or a few customers, the loss of whom would have a material effect on the business of the Bank.

The Bank employed approximately 141 persons as of December 31, 2001. The Company does not have any employees. The principal officers of the Bank also serve as officers of the Company.

B. Regulation and Supervision

The Company is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "BHCA") and to supervision and examination by the Board of Governors of the Federal Reserve System (the "FRB"). The Bank is subject to the supervision and examination by the Federal Deposit Insurance Corporation (the "FDIC"), as its primary federal regulator and as the insurer of the Bank's deposits. The Bank is also regulated and examined by the Pennsylvania Department of Banking (the "Department").

The insurance activities of The M Group are subject to regulation by the insurance departments of the various states in which The M Group conducts business including principally the Pennsylvania Department of Insurance. The securities brokerage activities of The M Group are subject to regulation by federal and state securities commissions.

The FRB has issued regulations under the BHCA that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the FRB, pursuant to such regulations, may require the Company to stand ready to use its resources to provide adequate capital funds to the Bank during periods of financial stress or adversity. The BHCA requires the Company to secure the prior approval of the FRB before it can acquire all or substantially all of the assets of any bank, or acquire ownership or control of 5% or more of any voting shares of any bank. Such a transaction would also require approval of the Department.

A bank holding company is prohibited under the BHCA from engaging in, or acquiring direct or indirect control of, more than 5% of the voting shares of any company engaged in non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Bank holding companies are required to comply with the FRB's risk-based capital guidelines. The risk-based capital rules are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and to minimize disincentives for holding liquid assets. Currently, the required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders' equity, less certain intangible assets. The remainder ("Tier 2 capital") may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, 45% of net unrealized gains on marketable equity securities and a limited amount of the general loan loss allowance. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

In addition to the risk-based capital guidelines, the FRB requires each bank holding company to comply with the leverage ratio, under which the bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 4% to 5%. The Bank is subject to similar capital requirements adopted by the FDIC.

C. Regulation of the Bank

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions of, the business of the Bank. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect the business of the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business.

Prompt Corrective Action - The FDIC has specified the levels at which an insured institution will be considered "well-capitalized," "adequately capitalized," "undercapitalized," and "critically undercapitalized." In the event an institution's capital deteriorates to the "undercapitalized" category or below, the Federal Deposit Insurance Act (the "FDIA") and FDIC regulations prescribe an increasing amount of regulatory intervention, including: (1) the institution of a capital restoration plan by a bank and a guarantee of the plan by a parent institution; and (2) the placement of a hold on increases in assets, number of branches or lines of business. If capital has reached the significantly or critically undercapitalized levels, further material restrictions can be imposed, including restrictions on interest payable on accounts, dismissal of management and (in critically undercapitalized situations) appointment of a receiver. For well-capitalized institutions, the FDIA provides authority for regulatory intervention where the institution is deemed to be engaging in unsafe or unsound practices or receives a less than satisfactory examination report rating for asset quality, management, earnings or liquidity.

Deposit Insurance - There are two deposit insurance funds administered by the FDIC - the Savings Association Insurance Fund ("SAIF") and the Bank Insurance Fund ("BIF"). The Bank's deposits are insured under the BIF; however, the deposits assumed by the Bank in connection with the merger of Lock Haven Savings Bank are treated and assessed as SAIF-insured deposits. The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measure. Under the risk-related premium schedule, the FDIC assigns, on a semiannual basis, each institution to one of three capital groups (well-capitalized, adequately capitalized or undercapitalized) and further assigns such institution to one of three subgroups within a capital group. The institution's subgroup assignment is based upon the FDIC's judgment of the institution's strength in light of supervisory evaluations, including examination reports, statistical analyses and other information relevant to gauging the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10.0% or greater, a Tier 1 capital to risk-adjusted assets ratio of 6.0% or greater and a Tier 1 leverage ratio of 5.0% or greater, are assigned to the well-capitalized group. As of December 31, 2001, the Bank's ratios were well above required minimum ratios.

Both the BIF and SAIF are presently fully funded at more than the minimum amount required by law. Accordingly, the BIF and SAIF assessment rates range from zero for those institutions with the least risk, to $0.27 for every $100 of insured deposits for institutions deemed to have the highest risk. The Bank is in the category of institutions that presently pay nothing for deposit insurance. The FDIC adjusts the rates every six months. The FDIC has indicated that all banks may again be required to pay deposit insurance premiums in the future if the current trend of the size of the deposit insurance funds relative to all insured deposits continues.

While the Bank presently pays no premiums for deposit insurance, it is subject to assessments to pay the interest on Financing Corporation ("FICO") bonds. FICO was created by Congress to issue bonds to finance the resolution of failed thrift institutions. The annual FICO assessment for the Bank (and all banks) is $.0182 for each $100 of BIF deposits.

Gramm-Leach Bliley Act and Other Legislation

The Gramm-Leach-Bliley Act, enacted in November 1999, dramatically changes certain banking laws that have been in effect since the early part of the 20th Century. The most radical changes are that the separation between banking and the securities businesses mandated by the Glass-Steagall Act has now been removed, and the provisions of any state law that prohibits affiliation between banking and insurance entities have been preempted. Accordingly, the new legislation now permits firms engaged in underwriting and dealing in securities, and insurance companies, to own banking entities, and permits bank holding companies (and in some cases, banks) to own securities firms and insurance companies. The provisions of federal law that preclude banking entities from engaging in non-financially related activity, such as manufacturing, have not been changed. For example, a manufacturing company cannot own a bank and become a bank holding company, and a bank holding company cannot own a subsidiary that is not engaged in financial activities, as defined by the regulators.

The new legislation creates a new category of bank holding company called a "financial holding company". In order to avail itself of the expanded financial activities permitted under the new law, a bank holding company must notify the Federal Reserve that it elects to be a financial holding company. A bank holding company can make this election if it, and all its bank subsidiaries, are well capitalized, well managed, and have at least a satisfactory Community Reinvestment Act rating, each in accordance with the definitions prescribed by the Federal Reserve and the regulators of the subsidiary banks. Once a bank holding company makes such an election, and provided that the Federal Reserve does not object to such election by such bank holding company, the financial holding company may engage in financial activities (i.e. securities underwriting, insurance underwriting, and certain other activities that are financial in nature as to be determined by the Federal Reserve) by simply giving a notice to the Federal Reserve within thirty days after beginning such business or acquiring a company engaged in such business. This makes the regulatory approval process to engage in financial activities much more streamlined than it was under prior law.

The Company believes it qualifies to become a financial holding company, but has not yet determined whether or not it will file to become treated as one.

It is too early to tell what effect the Gramm-Leach-Bliley Act may have on the Company and the Bank. The intent and scope of the act is positive for the financial industry, and is an attempt to modernize federal banking laws and make U.S. institutions competitive with those from other countries. While the legislation makes significant changes in U.S. banking law, such changes may not directly affect the Company's business unless it decides to avail itself of new opportunities available under the new law. The Company does not expect any of the provisions of the Act to have a material adverse effect on our existing operations, or to significantly increase its costs.

On October, 2001, the President signed into law the USA PATRIOT Act. This Act was in direct response to the terrorist attacks on September 11, 2001, and strengthens the anti-money laundering provisions of the Bank Secrecy Act. Most of the new provisions added by the Act apply to accounts at or held by foreign banks, or accounts of or transactions with foreign entities. The Bank does not have a significant foreign business and does not expect this Act to materially affects its operations. The Act does, however, require the banking regulators to consider a bank's records of compliance under the Bank Secrecy Act in acting on any application filed by a bank. As the Bank is subject to the provisions of the Bank Secrecy Act (i.e. reporting of cash transactions in excess of $10,000), the Bank's record of compliance in this area will be an additional factor in any applications filed by it in the future. To the Bank's knowledge, its record of compliance in this area is satisfactory.

In addition, Congress is often considering some financial industry legislation. The Company cannot predict how any new legislation, or new rules adopted by the federal banking agencies, may affect its business in the future.

In addition to federal banking law, the Bank is subject to the Pennsylvania Banking Code. The Banking Code was amended in late 2000 to provide more complete "parity" in the powers of state-chartered institutions compared to national banks and federal savings banks doing business in Pennsylvania. Pennsylvania banks have all the same ability to form financial subsidiaries authorized by the Gramm-Leach-Bliley Act, as do national banks.

Environmental Laws

Environmentally related hazards have become a source of high risk and potential liability for financial institutions relating to their loans. Environmentally contaminated properties owned by an institution's borrowers may result in a drastic reduction in the value of the collateral securing the institution's loans to such borrowers, high environmental clean up costs to the borrower affecting its ability to repay the loans, the subordination of any lien in favor of the institution to a state or federal lien securing clean up costs, and liability to the institution for clean up costs if it forecloses on the contaminated property or becomes involved in the management of the borrower. The Company is not aware of any borrower who is currently subject to any environmental investigation or clean up proceeding which is likely to have a material adverse effect on the financial condition or results of operations of the Company.

Effect of Government Monetary Policies

The earnings of the Company are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States Government and its agencies. The monetary policies of the FRB have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The FRB has a major effect upon the levels of bank loans, investments and deposits through its open market operations in the United States Government securities and through its regulation of, among other things, the discount rate on borrowing of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

DESCRIPTION OF BANK

a. History and Business

Jersey Shore State Bank ("Bank") was incorporated under the laws of the Commonwealth of Pennsylvania as a state bank in 1934 and became a wholly-owned subsidiary of the Company on July 12, 1983.

As of December 31, 2001, the Bank had total assets of $424,810,000; total shareholders' equity of $55,252,000 and total deposits of $305,150,000. The Bank's deposits are insured by the FDIC for the maximum amount provided under current law.

The Bank engages in business as a commercial bank, doing business at several locations in Lycoming, Clinton and Centre Counties, Pennsylvania. The Bank offers insurance and securities brokerage services through its wholly owned subsidiary, The M Group, Inc. D/B/A The Comprehensive Financial Group.

Services offered by the Bank include accepting time, demand and savings deposits including Super NOW accounts, regular savings accounts, money market certificates, investment certificates, fixed rate certificates of deposit and club accounts. Its services also include making secured and unsecured commercial and consumer loans, financing commercial transactions, making construction and mortgage loans and the renting of safe deposit facilities. Additional services include making residential mortgage loans, revolving credit loans with overdraft protection, small business loans, etc. Business loans include seasonal credit collateral loans and term loans, as well as accounts receivable and inventory financing.

The Bank's loan portfolio mix can be classified into four principal categories of real estate, agricultural, commercial and consumer.

Real estate loans can be further segmented into construction and land development, farmland, one-to-four family residential, multi-family and commercial or industrial. Qualified borrowers are defined by policy or by industry underwriting standards. Owner provided equity requirements range from 20% to 30% with a first lien status required. Terms are restricted to between 10 and 20 years with the exception of construction and land development, which is limited to one to five years. Appraisals, verifications and visitations comply with industry standards.

Financial information that is required on all commercial mortgages includes the most current three years' balance sheets and income statements and projections on income to be developed through the project. In the case of corporations and partnerships, the principals are often asked to indebt themselves personally as well. As regards residential mortgages, repayment ability is determined from information contained in the application and recent income tax returns. Emphasis is on credit, employment, income and residency verification. Broad hazard insurance is always required and flood insurance where applicable. In the case of construction mortgages, builders risk insurance is requested.

Agricultural loans for the purchase or improvement of real estate must meet the Bank's real estate underwriting criteria. The only permissible exception is when a Farmers Home Loan Administration guaranty is obtained. Agricultural loans made for the purchase of equipment are usually payable in five years, but never more than seven, depending upon the useful life of the purchased asset. Minimum borrower equity required is 20%. Livestock financing criteria depends upon the nature of the operation. A dairy herd could be financed over three years, but a feeder operation would require cleanup in intervals of less than one year. Agricultural loans are also made for crop production purposes. Such loans are structured to repay within the production cycle and not carried over into a subsequent year. General purpose working capital loans are also a possibility with repayment expected within one year. It is also a general policy to collateralize non-real estate loans with not only the asset purchased but also junior liens on all other available assets. Insurance and credit criteria is the same as mentioned previously. In addition, annual visits are made to our agricultural customers to determine the general condition of assets. Personal credit requirements are handled as consumer loans. Commercial loans are made for the acquisition and improvement of real estate, purchase of equipment and for working capital purposes on a seasonal or revolving basis. Criteria was discussed under real estate financing for such loans, but it is important to note that such loans may be made in conjunction with the Pennsylvania Industrial Development Authority. Caution is also exercised in taking industrial property for collateral by requiring, on a selective basis, environmental audits.

Equipment loans are generally amortized over three to seven years, with an owner equity contribution required of at least 20% of the purchase price. Unusually expensive pieces may be financed for a longer period depending upon the asset's useful life. The increased cash flow resulting from the additional piece, through improved income or greater depreciation expense, serves in establishing the terms. Insurance coverage with the Bank as loss payee is required, especially in the case where the equipment is rolling stock.

Seasonal and revolving lines of credit are offered for working capital purposes. Collateral for such a loan includes the pledge of inventory and/or receivables. Drawing availability is usually 50% of inventory and 75% of eligible receivables. Eligible receivables are defined as invoices less than 90 days delinquent. Exclusive reliance is very seldom placed on such collateral, therefore, other lienable assets are also taken into the collateral pool. Where reliance is placed on inventory and accounts receivable, the applicant must provide financial information including agings on a monthly basis. In addition, the guaranty of the principals is usually obtained.

It is unusual for the Bank to make unsecured commercial loans. But when such a loan is a necessity, credit information in the file must support that decision.

Letter of Credit availability is limited to standbys where the customer is well known to the Bank. Credit criteria is the same as that utilized in making a direct loan and collateral is obtained in most cases, and whenever the expiration date is for more than one year.

Consumer loan products include second mortgages, automobile financing, small loan requests, overdraft check lines and PHEAA referral loans. Our policy includes standards used in the industry on debt service ratios and terms are consistent with prudent underwriting standards and the use of proceeds. Verifications are made of employment and residency, along with credit history. Second mortgages are confined to equity borrowing and home improvements. Terms are generally ten years or less and rates are fixed. Loan to collateral value criteria is 80% or less and verifications are made to determine values. Automobile financing is generally restricted to four years and done on a direct basis. The Bank, as a practice, does not floor plan and therefore does not discount dealer paper. Small loan requests are to accommodate personal needs such as the purchase of small appliances or for the payment of taxes. Overdraft check lines are limited to $5,000 or less.

The Bank's investment portfolio is analyzed and priced on a monthly basis. Investments are made in U.S. Treasuries, U.S. Agency issues, bank qualified municipal bonds, corporate bonds and corporate stocks which consist of Pennsylvania bank stocks. Bonds with BAA or better ratings are used, unless a local issue is purchased that has a lesser or no rating.

Factors taken into consideration when investments are made include liquidity, the Company's tax position and the policies of the Asset/Liability Committee.

The Bank has experienced deposit growth in the range of .96% to 8.83% over the last five years. This growth has primarily come in the form of core deposits. Although the Bank has regular opportunities to bid on pools of funds of $100,000 or more in the hands of municipalities, hospitals and others, it does not rely on these monies to fund loans on intermediate or longer-term investments. Minor seasonal growth in deposits is experienced at or near the year-end.

It is the policy of the Bank to generally maintain a rate sensitive asset (RSA) to rate sensitive liability (RSL) ratio of 200% of equity for a 6-month time horizon, 200% of equity for a 2-year time horizon and 200% of equity for a 5-year time horizon.

The Bank operates 10 full service offices in Lycoming, Clinton, and Centre Counties, Pennsylvania, and a Mortgage/Loan Center in Centre County, Pennsylvania. The economic base of the region is developed around service, light manufacturing industries and agriculture. The banking environment in Lycoming, Clinton and Centre Counties, Pennsylvania is highly competitive. The Bank competes for loans and deposits with commercial banks, savings and loan associations and other financial institutions.

The Bank has a relatively stable deposit base and no material amount of deposits is obtained from a single depositor or group of depositors (including federal, state and local governments). The Bank has not experienced any significant seasonal fluctuations in the amount of its deposits.

b. Supervision and Regulation

The earnings of the Bank are affected by the policies of regulatory authorities including the FDIC and the FRB. An important function of the FRB is to regulate the money supply and interest rates. Among the instruments used to implement these objectives are open market operations in U.S. Government Securities, changes in reserve requirements against member bank deposits, and limitations on interest rates that member banks may pay on time and savings deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments on deposits, and their use may also affect interest rates charged on loans or paid for deposits.

The policies and regulations of the FRB have had and will probably continue to have a significant effect on the Bank's deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect the Bank's operation in the future. The effect of such policies and regulations upon the future business and earnings of the Bank cannot accurately be predicted.

EXECUTIVE OFFICERS OF THE REGISTRANT:

NAME	AGE	FIVE-YEAR ANALYSIS OF DUTIES
Theodore H. Reich	63	Chairman of the Company; the Bank; Woods Real Estate Development Co., Inc.; Woods Investment Company, Inc.; and The M Group, Inc. D/B/A The Comprehensive Financial Group.
Ronald A. Walko	55	President and Chief Executive Officer of the Company; the Bank; The M Group, Inc. D/B/A The Comprehensive Financial Group; and Woods Investment Company, Inc.; Vice President of Woods Real Estate Development Co., Inc.; and Federal Bank examiner prior to 1986 for an eighteen-year period.
Hubert A. Valencik	60	Senior Vice President of the Company; Senior Vice President and Operations Officer of the Bank;Vice President of Woods Real Estate Development Co., Inc.; Vice President - Operations of The M Group, Inc. D/B/A The Comprehensive Financial Group; and Vice President with another bank prior to 1985 for a fourteen-year period.
Sonya E. Scott	42	Secretary of the Company; Vice President and Chief Financial Officer of the Bank; Secretary and Treasurer of Woods Real Estate Development Co., Inc.; Woods Investment Company, Inc.; and The M Group, Inc. D/B/A The Comprehensive Financial Group.

ITEM 2 PROPERTIES

The Company owns and leases its properties. Listed herewith are the locations of properties owned or leased, in which the banking offices and Mortgage/Loan Center are located; all properties are in good condition and adequate for the Bank's purposes:

Office	Address	
Main	115 South Main Street P.O. Box 5098 Jersey Shore, Pennsylvania 17740	Owned
Bridge Street	112 Bridge Street Jersey Shore, Pennsylvania 17740	Owned
DuBoistown	2675 Euclid Avenue DuBoistown, Pennsylvania 17702	Under Lease
Williamsport	300 Market Street P.O. Box 967 Williamsport, Pennsylvania 17703-0967	Owned
Montgomery	RR 1, Box 493 Montgomery, Pennsylvania 17752	Under Lease
Lock Haven	4 West Main Street Lock Haven, Pennsylvania 17745	Owned
Mill Hall	(Inside Wal-Mart), 167 Hogan Boulevard Mill Hall, Pennsylvania 17751	Under Lease
Spring Mills	Ross Hill Road, P.O. Box 66 Spring Mills, Pennsylvania 16875	Owned
Centre Hall	2842 Earlystown Road Centre Hall, Pennsylvania 16828	Land Under Lease
Zion	100 Cobblestone Road Bellefonte, Pennsylvania 16823	Under Lease
Jersey Shore State Bank **Financial Center** State College	1952 Waddle Road, Suite 106 State College, Pennsylvania 16803	Under Lease
The M Group, Inc. D/B/A The Comprehensive Financial Group	705 Washington Boulevard Williamsport, Pennsylvania 17701	Under Lease

ITEM 3 LEGAL PROCEEDINGS

In the normal course of business, various lawsuits and claims arise against the Company and its subsidiary. There are no such legal proceedings or claims currently pending or threatened.

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2001.

PART II

ITEM 5 MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Registrant's Common Stock is traded locally. The following table sets forth (1) the quarterly high and low prices for a share of the Registrant's Common Stock during the periods indicated as reported by the management of the Registrant, and (2) quarterly dividends on a share of the Common Stock with respect to each quarter since January 1, 1999. The following quotations represent prices between buyers and sellers and do not include retail markup, markdown or commission. They may not necessarily represent actual transactions.

	High	Low	Dividends Declared
1999:			
First Quarter	$ 56.36	$ 51.82	$ 0.18
Second Quarter	54.32	48.00	0.20
Third Quarter	50.75	44.75	0.20
Fourth Quarter	47.50	40.00	0.43
2000:			
First Quarter	$ 41.00	$ 29.00	$ 0.23
Second Quarter	31.00	26.00	0.23
Third Quarter	32.00	26.00	0.23
Fourth Quarter	33.50	28.00	0.41
2001:			
First Quarter	$ 33.50	$ 27.25	$ 0.25
Second Quarter	33.00	27.25	0.25
Third Quarter	32.00	30.75	0.25
Fourth Quarter	35.50	31.15	0.47

The stock prices and the dividends have been adjusted to reflect the issuance of a 10% stock dividend on June 8, 1999. The stock prices and dividends have also been adjusted for the acquisition of the First National Bank of Spring Mills.

The Bank has paid cash dividends since December 31, 1941. The Registrant has paid dividends since the effective date of its formation as a bank holding company. It is the present intention of the Registrant's Board of Directors to continue the dividend payment policy; however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors of the Registrant considers dividend policy. Cash available for dividend distributions to shareholders of the Registrant must initially come from dividends paid by the Bank to the Registrant. Therefore, the restrictions on the Bank's dividend payments are directly applicable to the Registrant.

Under the Pennsylvania Business Corporation Law of 1988 a corporation may not pay a dividend, if after giving effect thereto, the corporation would be unable to pay its debts as they become due in the usual course of business and after giving effect thereto the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the shareholders whose preferential rights are superior to those receiving the dividend.

As of March 5, 2002, the Registrant had approximately 1,217 shareholders of record.

ITEM 6 SELECTED FINANCIAL DATA

The following table sets forth certain financial data as of and for each of the years in the five-year period ended December 31, 2001.

	As of and for the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share amounts)				
Consolidated Statement of Income Data:					
Interest income	$ 28,736	$ 28,454	$ 26,030	$ 25,096	$ 23,146
Interest expense	12,481	12,778	10,518	10,529	9,324
Net interest income	16,255	15,676	15,512	14,567	13,822
Provision for loan losses	372	286	286	305	274
Net interest income after provision for loan losses	15,883	15,390	15,226	14,262	13,548
Other income	4,284	2,358	3,527	3,435	5,921
Other expense	10,447	9,563	9,339	9,065	8,219
Income before income taxes	9,720	8,185	9,414	8,632	11,250
Applicable income taxes	1,978	1,619	2,224	2,164	3,113
Net income	$ 7,742	$ 6,566	$ 7,190	$ 6,468	$ 8,137
Consolidated Balance Sheet at End of Period:					
Total assets	$ 424,810	$ 394,913	$ 373,742	$ 341,601	$ 314,562
Loans	251,623	244,798	231,815	214,798	206,129
Allowance for loan losses	(2,927)	(2,879)	(2,823)	(2,681)	(2,579)
Deposits	305,150	278,134	255,573	253,134	242,806
Long-term debt — other	41,778	31,778	27,278	22,778	3,500
Stockholders' equity	55,252	50,514	46,085	49,896	47,392
Per Share Data:					
Net income					
Earnings per share - basic	$ 2.53	$ 2.10	$ 2.30	$ 2.08	$ 2.62
Earnings per share - diluted	2.53	2.10	2.30	2.07	2.61
Cash dividends declared	1.22	1.10	1.01	0.88	0.75
Book value	18.18	16.31	14.75	15.97	13.94
Number of shares outstanding, at end of period	3,039,590	3,097,293	3,123,372	2,837,167	1,545,250
Average number of shares outstanding	3,065,314	3,119,540	3,121,413	3,114,376	3,101,203
Selected financial ratios:					
Return on average stockholders' equity	14.38%	13.77%	14.96%	13.06%	18.94%
Return on average total assets	1.95%	1.74%	1.99%	1.94%	2.73%
Net interest income to average interest earning assets	4.39%	4.35%	4.63%	4.77%	5.20%
Dividend payout ratio	48.17%	52.18%	44.20%	42.59%	28.72%
Average stockholders' equity to average total assets	13.54%	12.62%	13.81%	15.04%	14.51%
Loans to deposits, at end of period	83.77%	88.62%	90.39%	84.49%	83.27%

Per share data and number of shares outstanding have been adjusted in each reporting period to give retroactive effect to a stock split effected in the form of a 100% stock dividend issued January 15, 1998, and a 10% stock dividend issued June 8, 1999. In addition, all financial data has been adjusted for the acquisition of the First National Bank of Spring Mills in 1999.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Registrant's Consolidated Financial Statements and notes thereto contained in the Annual Report (at page 5 thereto) are incorporated in their entirety by reference under this Item 8.

The Registrant does not meet both of the tests under Item 302(a)(5) of Regulation S-K, and therefore, is not required to provide supplementary financial data.

SCHEDULE 1
PENNS WOODS BANCORP, INC.
INDEBTEDNESS OF RELATED PARTIES

Year	Name of Debtor	Beginning Balance	Additions	Payment	Ending Balance
2001	7 directors, 9 affiliated interests, and 2 officers	$ 4,954	$ 3,729	$ 3,491	$ 5,192
2000	6 directors, 15 affiliated interests, and 2 officers	$ 5,810	$ 1,387	$ 2,243	$ 4,954
1999	7 directors, 18 affiliated interests, and 3 officers	$ 2,452	$ 6,775	$ 3,417	$ 5,810

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10 DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information appearing in the Proxy Statement under the caption "Election of Directors" is incorporated herein by reference. (a) Identification of directors. The information appearing under the caption "Election of Directors" in the Company's Proxy Statement dated March 20, 2002 (at page 4 thereto) is incorporated herein by reference.

ITEM 11 EXECUTIVE COMPENSATION

Information appearing under the caption "Executive Compensation" in the Company's Proxy Statement (at page 5 thereto) is incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information appearing under the caption "Principal Beneficial Owners of the Corporation's Common Stock" in the Company's Proxy Statement (at page 2 thereto) is incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no material transactions between the Company and the Bank, nor any material transactions proposed, with any Director or executive officer of the Company and the Bank, or any associate of the foregoing persons. The Company and the Bank have had, and intend to continue to have, banking and financial transactions in the ordinary course of business with Directors and Officers of the Company and the Bank and their associates on comparable terms and with similar interest rates as those prevailing from time to time for other customers of the Company and the Bank.

Total loans outstanding from the Bank at December 31, 2001 to the Company's and the Bank's Officers and Directors as a group and members of their immediate families and companies in which they had an ownership interest of 10% or more was $5,192,000 or approximately 9.4% of the total equity capital of the Company. Loans to such persons were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

See also the information appearing in footnote M to the Consolidated Financial Statements included elsewhere in the Annual Report.

PART IV

ITEM 14 EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Financial Statements

1. The following consolidated financial statements and reports are set forth in Item 8:
   - Report of Independent Certified Public Accountants
   - Consolidated Balance Sheet
   - Consolidated Statement of Income
   - Consolidated Statement of Changes in Shareholders' Equity
   - Consolidated Statement of Cash Flows
   - Notes to the Consolidated Financial Statements
2. The following schedules are submitted herewith:
   - I. Indebtedness of Related Parties

The schedules not included are omitted because the required matter or conditions are not present, the data is insignificant or the required information is submitted as part of the consolidated financial statements and notes thereto.

(b) Reports on Form 8-K
None

(c) Exhibits:

(3) (i) Articles of Incorporation of the Registrant, as presently in effect (incorporated by reference to Exhibit 3.1 of Registration Statement on Form S-4, No. 333-65821).

(3) (ii) Bylaws of the Registrant as presently in effect (incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-4, No. 333-65821).

(10) (i) Executive Employment Agreement, dated as of January 1, 1995, among the Registrant, Jersey Shore State Bank, and Theodore H. Reich (incorporated by reference to Exhibit 10, 2 of the Registrant's Registration Statement on Form S-4, No. 333-65821).*

(10) (ii) Employment Agreement, dated August 29, 1991, between Jersey Shore State Bank and Ronald A. Walko incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form S-4, No. 333-65821).*

(10) (iii) Employment Agreement, dated November 5, 1984, between Jersey Shore State Bank and Hubert A. Valencik (incorporated by reference to Exhibit (10)(iii) of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).*

(10) (iv) Employee Severance Benefit Plan, dated May 30, 1996, between Jersey Shore State Bank and Ronald A. Walko (incorporated by reference to Exhibit 10.4 of the Registrant's Registration Statement on Form S-4, No. 333-65821).*.

(10) (v) Employee Severance Benefit Plan, dated May 30, 1996, between Jersey Shore State Bank and Hubert A. Valencik (incorporated by reference to Exhibit (10)(v) of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).*

(10) (vi) Penns Woods Bancorp, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-4, No. 333-65821).

(21) Subsidiaries of the Registrant

(23) Consent of Independent Certified Public Accountants.

*Denotes compensatory plan or arrangement.

EXHIBIT INDEX

(21) Subsidiaries of the Registrant

(23) Consent of Independent Certified Public Accountants.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 12, 2002 PENNS WOODS BANCORP, INC.

BY: THEODORE H. REICH, Chairman

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Theodore H. Reich, Chairman	March 12, 2002
Ronald A. Walko, President, Chief Executive Officer and Director	March 12, 2002
Sonya E. Scott, Principal Accounting Officer & Principal Financial Officer	March 12, 2002
Phillip H. Bower, Director	March 12, 2002
Lynn S. Bowes, Director	March 12, 2002
Michael J. Casale, Jr., Director	March 12, 2002
H. Thomas Davis, Jr., Director	March 12, 2002
William S. Frazier, Director	March 12, 2002
James M. Furey II, Director	March 12, 2002
Jay H. McCormick, Director	March 12, 2002
R. Edward Nestlerode, Jr., Director	March 12, 2002
James E. Plummer, Director	March 12, 2002
William H. Rockey, Sr. Vice President & Director	March 12, 2002

This statement has not been reviewed or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

Management & Board of Directors

(Penns Woods Bancorp, Inc. & Jersey Shore State Bank)

Officers

Theodore H. Reich	Chairman of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Ronald A. Walko	President & Chief Executive Officer of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Hubert A. Valencik	Senior Vice President of Penns Woods Bancorp, Inc., Senior Vice President & Operations Officer of Jersey Shore State Bank
William H. Rockey	Senior Vice President of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Sonya E. Scott	Secretary of Penns Woods Bancorp, Inc. Vice President & Chief Financial Officer of Jersey Shore State Bank
Ann M. Riles	Vice President & Senior Loan Officer
Paul R. Mamolen	Chief Operating Officer of The Comprehensive Financial Group & Vice President of Jersey Shore State Bank
Robert J. Glunk	Vice President of Branch Administration & Business Development
Stephen M. Tasselli	Vice President
G. David Gundy	Vice President
William P. Young, Jr.	EDP Systems Officer
Rickey B. Brooks	Vice President of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Harry L. Seaman	Cashier
Leon T. Koskie	Vice President & Branch Manager
Kathie J. Tupper	Vice President, Assistant Secretary & Branch Manager of Jersey Shore State Bank
Gerald J. Seman	Vice President & Mortgage Officer
Leslie K. Benshoff	Assistant Cashier
Marilyn R. Neyhart	Assistant Vice President & Loan Operations Officer
Larry G. Garverick	Assistant Vice President & Loan Officer
C. Jacqueline Gottshall	Assistant Cashier & Branch Manager
John R. Frey	Assistant Vice President & Compliance Officer
Theodore J. Szuhaj	Collections Manager
William V. Mauck	Assistant Vice President
Michael A. Musto	Assistant Vice President
Beverly S. Rupert	Assistant Vice President & Branch Manager
Joann M. Dipasquale	Personnel Officer
Craig A. Russell	Assistant Vice President & Branch Manager
David R. Palski	Assistant Vice President & Branch Manager
Tammy L. Dole	Assistant Vice President & Assistant Branch Manager
Mary L. Baier	Assistant Branch Manager & IRA Coordinator
Christopher J. Dunlap	Student Loan Administrator
Judith A. Smith	Assistant Secretary
Margery K. Remick	Assistant Secretary
Doris M. Fogleman	Assistant Branch Manager
Mary E. Falls	Assistant Branch Manager
Cynthia A. Flanagan	Assistant Branch Manager
Lori A. Strimple	Marketing Manager
Margaret J. Shaffer	Relationship Manager
Bonnie H. Ripka	Assistant Branch Manager

Registered Representatives For The Comprehensive Financial Group

Debra R. Murray, CMFC	Lock Haven Branch
Sonya L. Snyder-Barclay	Williamsport Branch

Directors

Phillip H. Bower	Owner, Central Equipment Company
Lynn S. Bowes	Farmer
Michael J. Casale, Jr.	Attorney, Casale & Bonner P.C.
H. Thomas Davis, Jr.	President & CEO, Franklin Insurance Company
William S. Frazier	Owner, Shore Auto Parts, Inc.
James M. Furey, II	President, Eastern Wood Products Company
Jay H. McCormick	President & Owner, J.H.M. Enterprises, Inc.
R. Edward Nestlerode, Jr.	Vice President of Nestlerode Contracting Co., Inc.
James E. Plummer	Retired, Former President of Lock Haven Savings Bank; Secretary, Jersey Shore State Bank

Directors *Continued*

Theodore H. Reich. . . . . Chairman of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
William H. Rockey. . . . . Senior Vice President of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Ronald A. Walko. . . . . President & Chief Executive Officer of Penns Woods Bancorp, Inc. & Jersey Shore State Bank

Williamsport Area Advisory Directors

Robert H. Kauffeld. . . . . Architect
James T. Wolyniec. . . . . President, Wolyniec Construction, Inc.

Honorary Directors

Raymond D. Eck
Joseph B. Gehret, Sr.
Howard M. Thompson
Allan W. Lugg

MAIN OFFICE

115 South Main Street, PO Box 5098, Jersey Shore, PA 17740
Phone 570-398-2213
Daily 8:30 to 4:30
Friday 8:30 to 7:00
Wednesday 8:30 to 12:00
Saturday Drive-In Only 8:30 to 12:00
Drive-In Window Open at 8:30 a.m.

BRIDGE STREET BRANCH OFFICE

112 Bridge Street, Jersey Shore, PA 17740
Phone 570-398-4400
Daily 8:30 to 4:30
Friday 8:30 to 7:00
Wednesday & Saturday 8:30 to 12:00
Drive-In Window Open at 8:30 a.m.

DUBOISTOWN BRANCH OFFICE

2675 Euclid Avenue, Williamsport, PA 17702
Phone 570-326-3731
Monday & Tuesday 8:30 to 4:30
Thursday 8:30 to 5:00
Friday 8:30 to 7:00
Wednesday & Saturday 8:30 to 12:00
Drive-In Window Open at 8:30 a.m.

WILLIAMSPORT BRANCH OFFICE

300 Market Street, PO Box 967, Williamsport PA 17703-0967
Phone 570-322-1111 • Toll Free within Pennsylvania 1-888-412-5772
Monday & Tuesday 8:30 to 4:30
Thursday 8:30 to 5:00
Friday 8:30 to 6:30
Wednesday & Saturday 8:30 to 12:00
Drive-In Window Open at 8:30 a.m.

MONTGOMERY BRANCH OFFICE

RR 1, Box 493, Montgomery, PA 17752
Phone 570-547-6642
Monday & Tuesday 8:30 to 4:30
Thursday 8:30 to 5:00
Friday 8:30 to 7:00
Wednesday & Saturday 8:30 to 12:00
Drive-In Window Open at 8:30 a.m.

LOCK HAVEN BRANCH OFFICE

4 West Main Street, Lock Haven, PA 17745
Phone 570-748-7785
Daily 8:30 to 4:30
Friday 8:30 to 6:30
Wednesday & Saturday 8:30 to 12:00
Drive-In Window Open at 8:30 a.m.

MILL HALL BRANCH OFFICE

(Inside Wal-Mart) 167 Hogan Boulevard, Mill Hall, PA 17751
Phone 570-748-8680
Monday thru Wednesday 9:00 to 6:00
Thursday & Friday 9:00 to 8:00
Saturday 9:00 to 4:00

SPRING MILLS BRANCH OFFICE

Ross Hill Road, P.O. Box 66, Spring Mills, PA 16875
Phone 814-422-8836
Monday & Friday 9:00 to 6:00
Tuesday & Thursday 9:00 to 4:30
Wednesday & Saturday 9:00 to 12:00

CENTRE HALL BRANCH OFFICE
2842 Earlystown Road, Centre Hall, PA 16828
Phone 814-364-1600
Monday & Friday 9:00 to 6:00
Tuesday & Thursday 9:00 to 4:30
Wednesday & Saturday 9:00 to 12:00

ZION BRANCH OFFICE
100 Cobblestone Road, Bellefonte, PA 16823
Phone 814-383-2700
Monday & Friday 9:00 to 6:00
Tuesday & Thursday 9:00 to 4:30
Wednesday & Saturday 9:00 to 12:00

JERSEY SHORE STATE BANK
FINANCIAL CENTER
1952 Waddle Road, Suite 106, , State College, PA 16803
Phone 814-235-1710
Monday thru Friday 8:30 to 5:00
Brenda K. Thompson, Loan Coordinator

THE M GROUP, INC.
D/B/A THE COMPREHENSIVE FINANCIAL GROUP
705 Washington Boulevard, Williamsport, PA 17701
Phone 570-322-4627
Monday thru Thursday 8:30 to 5:00
Friday 8:30 to 4:00

INTERNET BANKING
www.jssb.com

TELEPHONE BANKING
Phone 570-320-2029 or 1-877-520-2265

Jersey Shore State Bank Locations


CLINTON COUNTY
LYCOMING COUNTY
JERSEY SHORE
• WILLIAMSPORT
• DUBOISTOWN
• MONTGOMERY
LOCK HAVEN •
• MILL HALL
CENTRE COUNTY
• ZION
• SPRING MILLS
• CENTRE HALL
• STATE COLLEGE

Penns Woods Bancorp, Inc.
P.O. Box 967
300 Market Street
Williamsport, PA 17703-0967